FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2014

2.	(English Translation) Confirmation Letter

3.	Ratio of Earnings to Fixed Charges and Computation Thereof for the Nine Months Ended December 31, 2014

The registrant hereby incorporates Exhibits 1, 2 and 3 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 25, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2014

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Nine months ended December 31, 2013	Nine months ended December 31, 2014	Three months ended December 31, 2013	Three months ended December 31, 2014	Year ended March 31, 2014
Total revenue	(Mil yen)	1,381,070	1,420,583	447,421	507,609	1,831,844
Net revenue	(Mil yen)	1,167,132	1,169,667	379,421	424,996	1,557,070
Income before income taxes	(Mil yen)	273,046	241,803	86,894	116,124	361,614
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	152,335	142,771	48,329	70,039	213,591
Comprehensive income attributable to NHI shareholders	(Mil yen)	241,091	276,834	108,269	154,205	291,622
Total equity	(Mil yen)	2,528,466	2,771,980	—	—	2,553,213
Total assets	(Mil yen)	43,634,418	44,103,284	—	—	43,520,314
Net income attributable to NHI shareholders per share—basic	(Yen)	41.09	39.06	13.02	19.22	57.57
Net income attributable to NHI shareholders per share—diluted	(Yen)	39.83	38.03	12.65	18.72	55.81
Total NHI shareholders’ equity as a percentage of total assets	(%)	5.7	6.2	—	—	5.8
Cash flows from operating activities	(Mil yen)	554,854	(159,387)	—	—	457,426
Cash flows from investing activities	(Mil yen)	(130,173)	36,240	—	—	(103,195)
Cash flows from financing activities	(Mil yen)	(20,959)	(227,985)	—	—	289,385
Cash and cash equivalents at end of the period	(Mil yen)	1,257,512	1,221,794	—	—	1,489,792

1	The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

2. Business Overview

There was no significant change for the business of the Company and its 939 consolidated subsidiaries for the nine months ended December 31, 2014.

There were 15 affiliated companies which were accounted for by the equity method as of December 31, 2014.

Item 2. Operating and Financial Review

1. Risk Factors

There is no significant change in our Risk Factors for the nine months ended December 31, 2014 and until the submission date of this report.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥1,169.7 billion, non-interest expenses of ¥927.9 billion, income before income taxes of ¥241.8 billion, and net income attributable to NHI shareholders of ¥142.8 billion for the nine months ended December 31, 2014.

The breakdown of net revenue and non-interest expenses on the consolidated statements of income are as follows:

	Millions of yen
	Nine months ended December 31
	2013	2014
Commissions	¥384,681	¥334,317
Brokerage commissions	222,212	195,809
Commissions for distribution of investment trust	138,561	100,635
Other	23,908	37,873
Fees from investment banking	64,147	69,262
Underwriting and distribution	46,017	47,436
M&A / financial advisory fees	17,315	20,163
Other	815	1,663
Asset management and portfolio service fees	125,157	144,441
Asset management fees	111,604	130,411
Other	13,553	14,030
Net gain on trading	347,133	397,041
Gain (loss) on private equity investments	11,738	30
Net interest	102,080	78,348
Gain (loss) on investments in equity securities	20,394	21,031
Other	111,802	125,197

Net revenue	¥1,167,132	¥1,169,667

	Millions of yen
	Nine months ended December 31
	2013	2014
Compensation and benefits	¥437,418	¥452,394
Commissions and floor brokerage	83,154	95,277
Information processing and communications	142,228	139,569
Occupancy and related depreciation	59,613	55,997
Business development expenses	28,361	26,025
Other	143,312	158,602

Non-interest expenses	¥894,086	¥927,864

Business Segment Information

Results by business segment are noted below.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of income are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information.”

The majority of gains and losses arising from election of the fair value option for the investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) has historically been reported within the Wholesale business segment. However as a result of the listing of Ashikaga Holdings in the First Section of Tokyo Stock Exchange on December 19, 2013, such gains and losses are now reported within the Other segment.

Net revenue

	Millions of yen
	Nine months ended December 31
	2013	2014
Retail	¥414,047	¥353,591
Asset Management	60,015	68,468
Wholesale	566,623	558,399
Other (Incl. elimination)	108,047	172,081

Total	¥1,148,732	¥1,152,539

Non-interest expenses

	Millions of yen
	Nine months ended December 31
	2013	2014
Retail	¥245,313	¥232,651
Asset Management	38,226	43,037
Wholesale	488,301	530,000
Other (Incl. elimination)	122,246	122,176

Total	¥894,086	¥927,864

Income (loss) before income taxes

	Millions of yen
	Nine months ended December 31
	2013	2014
Retail	¥168,734	¥120,940
Asset Management	21,789	25,431
Wholesale	78,322	28,399
Other (Incl. elimination)	(14,199)	49,905

Total	¥254,646	¥224,675

Retail

Net revenue was ¥353.6 billion. Sales in Equity were robust due to the market rally and an increase in primary deals, and Discretionary Investment inflows and Sales of Insurance products also performed well. Non-interest expenses were ¥232.7 billion and income before income taxes was ¥120.9 billion. Retail client assets were ¥104.8 trillion as of December 31, 2014, a ¥13.1 trillion increase from March 31, 2014.

Asset Management

Net revenue was ¥68.5 billion. Non-interest expenses were ¥43.0 billion and income before income taxes was ¥25.4 billion. Assets under management were ¥37.7 trillion as of December 31, 2014, a ¥6.9 trillion increase from March 31, 2014, primarily due to inflows into our investment trust and investment advisory businesses, and the contribution of the new subsidiary company.

Wholesale

Net revenue was ¥558.4 billion. Non-interest expenses were ¥530.0 billion and income before income taxes was ¥28.4 billion.

The breakdown of net revenue for Wholesale is as follows:

	Millions of yen
	Nine months ended December 31
	2013	2014
Fixed Income	¥290,501	¥284,868
Equities	192,416	199,484
Investment Banking (Net)	67,912	74,822
Investment Banking (Other)	15,794	(775)

Investment Banking	83,706	74,047

Net revenue	¥566,623	¥558,399

Investment Banking (Gross)	¥128,891	¥136,547

For Fixed Income, as a result of challenging trading environment on the back of a decline in yields and a spike in volatility, net revenue was ¥284.9 billion. For Equities, as a result of providing services meeting customer needs, net revenue was ¥199.5 billion. For Investment Banking, net revenue was ¥74.0 billion, primarily due to contributions from capital market transactions in Japan and M&A deals in oversea entities.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the nine months ended December 31, 2014 include gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness of ¥0.7 billion; the negative impact of its own creditworthiness on derivative liabilities, which resulted in gains of ¥0.0 billion; and gains from changes in counterparty credit spread of ¥7.5 billion. Net revenue was ¥172.1 billion, non-interest expenses were ¥122.2 billion and income before income taxes was ¥49.9 billion for the nine months ended December 31, 2014.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(6) Liquidity and Capital Resources.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of December 31, 2014.

	Millions of yen
	December 31, 2014
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥1,976	¥28,367	¥73,879	¥—	¥104,222
RMBS(2)(3)	38,664	84,892	412,621	297	536,474
Other securitization products(4)	117,652	227,968	196,039	49	541,708

Total	¥158,292	¥341,227	¥682,539	¥346	¥1,182,404

(1)

The balances shown exclude certain CMBS of ¥22,188 million for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under Accounting Standards Codification™ (“ASC”) 860 “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure because the beneficial interests in the vehicles have been sold to third parties.

(2)	We have ¥29,929 million exposure, as whole loans and commitments, to U.S. CMBS and RMBS-related business as of December 31, 2014.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMOs”) of ¥2,168,899 million, because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of December 31, 2014. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of December 31, 2014.

	Millions of yen
	December 31, 2014
	AAA	AA	A	BBB	BB	B and lower	Not rated	Total
Japan	¥—	¥—	¥—	¥—	¥—	¥1,976	¥—	¥1,976
Europe	—	1,446	4,837	3,457	10,421	8,195	11	28,367
Americas	38,869	1,645	9,819	14,515	1,867	6,894	270	73,879

Total	¥38,869	¥3,091	¥14,656	¥17,972	¥12,288	¥17,065	¥281	¥104,222

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of December 31, 2014.

	Millions of yen
	December 31, 2014
	Funded	Unfunded	Total
Japan	¥3,408	¥1,100	¥4,508
Europe	55,265	14,153	69,418
Americas	30,395	356,899	387,294

Total	¥89,068	¥372,152	¥461,220

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities.”

2) Fair Value of Financial Instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 2% as of December 31, 2014 as listed below:

	Billions of yen, except percentage
	December 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥10,819	¥9,905	¥356	¥—	¥21,080	2%
Derivative assets	573	42,320	231	(40,242)	2,882
Derivative liabilities	583	42,045	283	(40,237)	2,674

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2014	December 31, 2014
Equity	¥1.3	¥3.3
Interest rate	4.0	4.5
Foreign exchange	2.8	3.1

Subtotal	8.1	10.9
Diversification benefit	(2.9)	(1.2)

VaR	¥5.2	¥9.7

	Billions of yen
	Nine months ended December 31, 2014
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥9.8	¥3.1	¥6.5

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the nine-month period.

(4) Deferred Tax Assets Information

1) Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of December 31, 2014 are as follows:

Millions of yen
December 31, 2014
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥15,819
Investments in subsidiaries and affiliates	33,202
Valuation of financial instruments	72,406
Accrued pension and severance costs	5,859
Other accrued expenses and provisions	107,774
Operating losses	499,377
Other	2,836

Gross deferred tax assets	737,273
Less—Valuation allowance	(577,029)

Total deferred tax assets	160,244

Deferred tax liabilities
Investments in subsidiaries and affiliates	114,891
Valuation of financial instruments	58,726
Undistributed earnings of foreign subsidiaries	762
Valuation of fixed assets	21,927
Other	3,699

Total deferred tax liabilities	200,005

Net deferred tax assets	¥(39,761)

2) Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Qualitative Disclosures about Market Risk

1) Risk Management

Nomura Group defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) business risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. Nomura’s risk appetite defines the type and quantum of risk that Nomura is willing to accept in pursuit of its business objectives.

2) Global Risk Management Structure

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up a framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee, upon delegation from the Executive Management Board (“EMB”), has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market factors (interest rates, foreign exchange rates, prices of securities and others). Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Nomura’s principle statistical measurement tool to assess and monitor market risk on an ongoing basis is VaR. Limits on VaR are set in line with Nomura’s risk appetite as expressed through economic capital. In addition to VaR, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from firmwide level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (CVA) associated with deterioration in the creditworthiness of a counterparty.

The measurement, monitoring and management of credit risk at Nomura is governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures.

Credit risk is managed by CRM together with various global and regional risk committees. CRM operates as a credit risk control function within the Risk Management Division, reporting to the Chief Risk Officer. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal credit ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of the firm’s current and potential future credit exposures;

•	Setting credit terms in legal documentation including margin terms;

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk weighted asset since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Nomura adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management function, which defines and co-ordinates Nomura’s operational risk strategy and framework and provides challenge to the 1st Line of Defence

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. Operational risk appetite is defined through a mixture of qualitative appetite statements and quantitative measures utilizing key components of the Operational Risk Management Framework.

Nomura uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage determined by the Financial Services Agency of Japan (“FSA”), to establish the amount of required operational risk capital.

Model Risk Management

Model risk is the risk arising from model errors or incorrect or inappropriate model application, which can lead to financial loss, poor business and strategic decision-making, restatement of external and internal reports, regulatory penalties and damage to Nomura’s reputation. Errors can occur at any point from model assumptions through to implementation. In addition, the quality of model outputs depends on the quality of model parameters and any input data. Even a fundamentally sound model producing accurate outputs consistent with the design objective of the model may exhibit high model risk if it is misapplied or misused.

Nomura has documented policies in place, which define the process and validation procedures required in order to implement new or amend existing valuation and risk models. Before models are put into official use, the Model Validation Group (“MVG”) is responsible for validating their integrity and comprehensiveness independently from those who design and build them. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable. For changes with an impact above certain materiality thresholds, model approval is required.

(6) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the EMB. Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and one month periods, respectively, without raising funds through unsecured funding or through the liquidation of assets.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of December 31, 2014, our liquidity portfolio was ¥6,399.6 billion which generated a liquidity surplus taking into account stress scenarios. In addition to our liquidity portfolio, we had other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets was sufficient against our total unsecured debt maturing within one year.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a market-wide stress event, without needing to raise unsecured funding or force the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearing and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for other related requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer liquidity across the entities within the Nomura Group.

We seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to interest rates, equities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to maintain funding consistency with our unsecured long-term debt.

2.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposits at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit held by our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2014 and December 31, 2014.

	Billions of yen
	March 31, 2014	December 31, 2014
Short-term bank borrowings	¥722.5	¥497.3
Other loans	49.2	34.8
Commercial paper	246.9	209.6
Deposit at banking entities	757.7	822.6
Certificates of deposit	240.5	210.3
Bonds and notes maturing within one year	952.5	833.1

Total short-term unsecured debt	¥2,969.3	¥2,607.7

2.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, Nomura Securities Co., Ltd. (“NSC”), Nomura Europe Finance N.V. (“NEF”) and Nomura Bank International plc are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2014 and December 31, 2014.

	Billions of yen
	March 31, 2014	December 31, 2014
Long-term deposit at banking entities	¥116.0	¥144.2
Long-term bank borrowings	2,057.6	2,345.5
Other loans	129.0	185.2
Bonds and notes(1)	3,916.0	3,928.2

Total long-term unsecured debt	¥6,218.6	¥6,603.1

(1)	Excludes “long-term bonds and notes issued by consolidated VIEs” that meet the definition of VIEs under ASC 810, “Consolidation” and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

2.3 Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. A significant amount of our medium-term notes are structured and linked to interest rates, equities, indices, currencies or commodities. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called.

2.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We lower the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral, and actively seeking long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” in our consolidated financial statements.

3. Management of Credit Lines to Nomura Group entities

We have committed facility agreements with financial institutions as part of our contingent financing sources. We have structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at our parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow (“MCO”)” framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of December 31, 2014, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash and collateral outflows in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses on inventory; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

We recognize that liquidity standards for financial institutions continues to be the subject of further discussion among relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area.

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision” (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (the “LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (the “NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions. After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Cash and cash equivalents’ balance as of December 31, 2013 and as of December 31, 2014 were ¥1,257.5 billion and ¥1,221.8 billion, respectively. Cash flows from operating activities for the nine months ended December 31, 2013 were inflows of ¥554.9 billion due primarily to an increase in Trading liabilities and for the comparable period in 2014 were outflows of ¥159.4 billion due primarily to a decrease in Trading liabilities. Cash flows from investing activities for the nine months ended December 31, 2013 were outflows of ¥130.2 billion due primarily to an increase in Non-trading debt securities, net and for the comparable period in 2014 were inflows of ¥36.2 billion due primarily to a decrease in Non-trading debt securities, net. Cash flows from financing activities for the nine months ended December 31, 2013 were outflows of ¥21.0 billion due primarily to Payments for cash dividends and for the comparable period in 2014 were outflows of ¥228.0 billion due primarily to a decrease in Long-term Borrowings.

Balance Sheet and Financial Leverage

Total assets as of December 31, 2014, were ¥44,103.3 billion, an increase of ¥583.0 billion compared with ¥43,520.3 billion as of March 31, 2014, reflecting increases in Trading assets. Total liabilities as of December 31, 2014, were ¥41,331.3 billion, an increase of ¥364.2 billion compared with ¥40,967.1 billion as of March 31, 2014, reflecting increases in Long-term borrowings. NHI shareholders’ equity as of December 31, 2014, was ¥2,714.4 billion, an increase of ¥200.8 billion compared with ¥2,513.7 billion as of March 31, 2014.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2014		December 31, 2014
NHI shareholders’ equity	¥2,513.7		¥2,714.4
Total assets	43,520.3		44,103.3
Adjusted assets(1)	26,173.3		28,540.7
Leverage ratio(2)	17.3	x	16.2	x
Adjusted leverage ratio(3)	10.4	x	10.5	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31, 2014	December 31, 2014
Total assets	¥43,520.3	¥44,103.3
Less:
Securities purchased under agreements to resell	9,617.7	8,658.4
Securities borrowed	7,729.3	6,904.2

Adjusted assets	¥26,173.3	¥28,540.7

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 1.3% reflecting primarily increases in Trading assets. NHI shareholders’ equity increased by 8.0%. Our leverage ratio went down from 17.3 times as of March 31, 2014 to 16.2 times as of December 31, 2014.

Adjusted assets increased due primarily to the increase in Trading assets. As a result, our adjusted leverage ratio went up from 10.4 times as of March 31, 2014 to 10.5 times as of December 31, 2014.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III, and we have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of December 31, 2014, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 12.5%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 12.5% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 14.3% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of December 31, 2014 is 4.0% for common equity Tier 1 capital ratio, 5.5% for Tier 1 capital ratio and 8.0% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of December 31, 2014.

Billions of yen, except ratios
December 31, 2014
Common equity Tier 1 capital	¥2,484.1
Tier 1 capital	2,484.1
Total capital	2,850.8
Risk-Weighted Assets
Credit risk-weighted assets	9,219.2
Market risk equivalent assets	8,023.0
Operational risk equivalent assets	2,567.8

Total risk-weighted assets	¥19,810.0

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	12.5%
Tier 1 capital ratio	12.5%
Consolidated capital adequacy ratio	14.3%

(7) Current Challenges

There is no significant change to our current challenges nor new challenges for the nine months ended December 31, 2014 and until the submission date of this report.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the “Total” is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2014	Number of Issued Shares as of February 16, 2015	Trading Markets	Details
Common stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between February 1, 2015 and the submission date (February 16, 2015) are not included in the number of issued shares as of the submission date.
(2)	Listed on the First Section of each stock exchange.

(2) Stock Options

Stock acquisition rights issued during the current period are as follows:

Stock Acquisition Rights No. 62

Date of Resolution	October 27, 2014

Number of Stock Acquisition Right	27,285

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,728,500

The Amount to be Paid upon Exercising the Stock Acquisition Right(1)	¥747 per share

Exercise Period of the Stock Acquisition Right	From November 18, 2016 to November 17, 2021

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥747 Capital Inclusion Price ¥474

Conditions to Exercise of Stock Acquisition Right	No Stock Acquisition Right may be exercised partially.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Shares to be Delivered x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Shares to be Delivered)

(3) Exercise of Moving Strike Bonds with Subscription Warrant

None

(4) Rights Plan

None

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

			Millions of yen
Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity— Common stock	Shareholders’ Equity— Common stock	Increase/Decrease of Additional capital reserve	Additional capital reserve
December 31, 2014	—	3,822,562,601	—	594,493	—	559,676

(6) Major Shareholders

Not applicable as this is the third quarter.

(7) Voting Rights

A. Outstanding Shares

As of December 31, 2014
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 177,439,300 (Crossholding Stocks	)	—	—
Common stock 2,105,000
Stock with full voting right (Others)	Common stock 3,641,297,600		36,412,976	—
Shares less than 1 unit	Common stock 1,720,701		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		36,412,976	—

2,000 shares (with voting right of 20) held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 56 shares of treasury stocks are included in “Shares less than 1 unit.”

B. Treasury Stocks

		As of December 31, 2014
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-ku, Tokyo, Japan	177,439,300	—	177,439,300	4.64
(Crossholding Stocks)
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-ku, Osaka-shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation.	2-1-3 Nihonbashi Horidomecho, Chuo-ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		179,544,300	—	179,544,300	4.70

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and presentations which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a quarterly review of the consolidated financial statements for the nine and three months ended December 31, 2014.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the nine and three months ended December 31, 2014, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		March 31, 2014	December 31, 2014
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,489,792	¥1,221,794
Time deposits		363,682	346,977
Deposits with stock exchanges and other segregated cash		335,836	379,632

Total cash and cash deposits		2,189,310	1,948,403

Loans and receivables:
Loans receivable (including ¥303,956 million and ¥320,673 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2, 7	1,327,875	1,668,019
Receivables from customers (including ¥2,180 million and ¥2,104 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2	64,070	71,888
Receivables from other than customers		1,181,742	1,044,099
Allowance for doubtful accounts	*7	(3,009)	(3,078)

Total loans and receivables		2,570,678	2,780,928

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,087,138 million and ¥1,073,691 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2	9,617,675	8,658,376
Securities borrowed		7,729,326	6,904,193

Total collateralized agreements		17,347,001	15,562,569

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥9,266,192 million and ¥10,141,819 million as of March 31, 2014 and December 31, 2014, respectively; including ¥9,156 million and ¥8,273 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2, 3	18,672,318	21,129,727
Private equity investments (including ¥3,476 million and ¥5,315 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2	41,996	45,819

Total trading assets and private equity investments		18,714,314	21,175,546

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥350,820 million as of March 31, 2014 and ¥393,541 million as of December 31, 2014)		408,917	426,740
Non-trading debt securities	*2, 5	1,023,746	944,155
Investments in equity securities	*2	136,740	152,681
Investments in and advances to affiliated companies	*7	345,434	367,015
Other (including ¥56,976 million and ¥78,729 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2, 5, 9	784,174	745,247

Total other assets		2,699,011	2,635,838

Total assets		¥43,520,314	¥44,103,284

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Notes	Millions of yen
		March 31, 2014	December 31, 2014
LIABILITIES AND EQUITY
Short-term borrowings (including ¥49,279 million and ¥86,115 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2	¥602,131	¥577,541
Payables and deposits:
Payables to customers		492,516	711,482
Payables to other than customers		1,230,176	1,513,356
Deposits received at banks		1,114,181	1,177,108

Total payables and deposits		2,836,873	3,401,946

Collateralized financing:
Securities sold under agreements to repurchase (including ¥530,397 million and ¥568,265 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2	13,937,690	13,481,017
Securities loaned		2,359,809	2,658,835
Other secured borrowings		814,500	614,383

Total collateralized financing		17,111,999	16,754,235

Trading liabilities	*2, 3	11,047,285	10,892,078
Other liabilities (including ¥1,123 million and ¥18,342 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2, 9	1,141,750	1,141,479
Long-term borrowings (including ¥1,984,986 million and ¥2,482,102 million measured at fair value by applying the fair value option as of March 31, 2014 and December 31, 2014, respectively)	*2	8,227,063	8,564,025

Total liabilities		40,967,101	41,331,304

Commitments and contingencies	*15
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2014 and December 31, 2014
Issued—3,822,562,601 shares as of March 31, 2014 and December 31, 2014
Outstanding—3,717,630,462 shares as of March 31, 2014 and 3,643,981,796 shares as of December 31, 2014		594,493	594,493
Additional paid-in capital		683,638	681,926
Retained earnings		1,287,003	1,403,294
Accumulated other comprehensive income	*14	20,636	154,699

Total NHI shareholders’ equity before treasury stock		2,585,770	2,834,412
Common stock held in treasury, at cost—104,932,139 shares as of March 31, 2014 and 178,580,805 shares as of December 31, 2014		(72,090)	(119,965)

Total NHI shareholders’ equity		2,513,680	2,714,447

Noncontrolling interests		39,533	57,533
Total equity		2,553,213	2,771,980

Total liabilities and equity		¥43,520,314	¥44,103,284

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2014	December 31, 2014
Cash and cash deposits	¥18	¥19
Trading assets and private equity investments	751	1,013
Other assets	114	68

Total assets	¥883	¥1,100

Trading liabilities	¥42	¥29
Other liabilities	27	6
Borrowings	424	680

Total liabilities	¥493	¥715

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income (UNAUDITED)

	Notes	Millions of yen
		Nine months ended December 31
		2013	2014
Revenue:
Commissions		¥384,681	¥334,317
Fees from investment banking		64,147	69,262
Asset management and portfolio service fees		125,157	144,441
Net gain on trading	*2, 3	347,133	397,041
Gain on private equity investments		11,738	30
Interest and dividends		316,018	329,264
Gain on investments in equity securities		20,394	21,031
Other		111,802	125,197

Total revenue		1,381,070	1,420,583
Interest expense		213,938	250,916

Net revenue		1,167,132	1,169,667

Non-interest expenses:
Compensation and benefits		437,418	452,394
Commissions and floor brokerage		83,154	95,277
Information processing and communications		142,228	139,569
Occupancy and related depreciation		59,613	55,997
Business development expenses		28,361	26,025
Other	*9	143,312	158,602

Total non-interest expenses		894,086	927,864

Income before income taxes		273,046	241,803
Income tax expense	*13	119,274	98,134

Net income		¥153,772	¥143,669
Less: Net income attributable to noncontrolling interests		1,437	898

Net income attributable to NHI shareholders		¥152,335	¥142,771

		Yen
		Nine months ended December 31
	Notes	2013	2014
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥41.09	¥39.06
Diluted—
Net income attributable to NHI shareholders per share		¥39.83	¥38.03

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	Millions of yen
		Three months ended December 31
		2013	2014
Revenue:
Commissions		¥121,434	¥125,904
Fees from investment banking		15,769	28,820
Asset management and portfolio service fees		42,074	50,602
Net gain on trading	*2, 3	108,544	109,468
Gain (loss) on private equity investments		10,985	(172)
Interest and dividends		102,602	115,572
Gain on investments in equity securities		7,505	11,797
Other		38,508	65,618

Total revenue		447,421	507,609
Interest expense		68,000	82,613

Net revenue		379,421	424,996

Non-interest expenses:
Compensation and benefits		138,822	142,804
Commissions and floor brokerage		27,974	34,088
Information processing and communications		47,755	48,712
Occupancy and related depreciation		18,999	19,220
Business development expenses		11,029	9,027
Other	*9	47,948	55,021

Total non-interest expenses		292,527	308,872

Income before income taxes		86,894	116,124
Income tax expense	*13	37,769	46,843

Net income		¥49,125	¥69,281
Less: Net income (loss) attributable to noncontrolling interests		796	(758)

Net income attributable to NHI shareholders		¥48,329	¥70,039

		Yen
		Three months ended December 31
	Notes	2013	2014
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥13.02	¥19.22
Diluted—
Net income attributable to NHI shareholders per share		¥12.65	¥18.72

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2013	2014
Net income	¥153,772	¥143,669
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	84,608	124,596
Defined benefit pension plans:
Pension liability adjustment	2,883	1,187
Deferred income taxes	(974)	(430)

Total	1,909	757
Non-trading securities:
Net unrealized gain on non-trading securities	6,844	22,382
Deferred income taxes	(2,363)	(6,528)

Total	4,481	15,854

Total other comprehensive income	90,998	141,207

Comprehensive income	¥244,770	¥284,876
Less: Comprehensive income attributable to noncontrolling interests	3,679	8,042

Comprehensive income attributable to NHI shareholders	¥241,091	¥276,834

	Millions of yen
	Three months ended December 31
	2013	2014
Net income	¥49,125	¥69,281
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	57,177	78,311
Defined benefit pension plans:
Pension liability adjustment	878	813
Deferred income taxes	(271)	(219)

Total	607	594
Non-trading securities:
Net unrealized gain on non-trading securities	5,375	12,670
Deferred income taxes	(1,718)	(3,989)

Total	3,657	8,681

Total other comprehensive income	61,441	87,586

Comprehensive income	¥110,566	¥156,867
Less: Comprehensive income attributable to noncontrolling interests	2,297	2,662

Comprehensive income attributable to NHI shareholders	¥108,269	¥154,205

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2013	2014
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	691,264	683,638
Gain (loss) on sales of treasury stock	(7,433)	(2,417)
Issuance and exercise of common stock options	(2,867)	705
Purchase / sale of subsidiary shares, net	231	—

Balance at end of period	681,195	681,926

Retained earnings
Balance at beginning of year	1,136,523	1,287,003
Net income attributable to NHI shareholders	152,335	142,771
Cash dividends(1)	(29,652)	(21,841)
Gain (loss) on sales of treasury stock	—	(4,639)

Balance at end of period	1,259,206	1,403,294

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(38,875)	27,704
Net change during the period	83,522	119,129

Balance at end of period	44,647	146,833

Defined benefit pension plans
Balance at beginning of year	(28,518)	(18,809)
Pension liability adjustment	1,909	757

Balance at end of period	(26,609)	(18,052)

Non-trading securities
Balance at beginning of year	9,998	11,741
Net unrealized gain on non-trading securities	3,325	14,177

Balance at end of period	13,323	25,918

Balance at end of period	31,361	154,699

Common stock held in treasury
Balance at beginning of year	(70,514)	(72,090)
Repurchases of common stock	(32,502)	(69,705)
Sales of common stock	9	4
Common stock issued to employees	28,579	21,826
Other net change in treasury stock	667	—

Balance at end of period	(73,761)	(119,965)

Total NHI shareholders’ equity

Balance at end of period	2,492,494	2,714,447

Noncontrolling interests
Balance at beginning of year	24,612	39,533
Cash dividends	(40)	(39)
Net income attributable to noncontrolling interests	1,437	898
Accumulated other comprehensive income attributable to noncontrolling interests	2,242	7,144
Purchase / sale of subsidiary shares, net	337	5,009
Other net change in noncontrolling interests	7,384	4,988

Balance at end of period	35,972	57,533

Total equity
Balance at end of period	¥2,528,466	¥2,771,980

(1) Dividends per share	Nine months ended December 31, 2013	¥8.00	Three months ended December 31, 2013	¥0.00
	Nine months ended December 31, 2014	¥6.00	Three months ended December 31, 2014	¥0.00

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2013	2014
Cash flows from operating activities:
Net income	¥153,772	¥143,669
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	59,478	57,048
Gain on investments in equity securities	(20,394)	(21,031)
Deferred income taxes	83,589	19,880
Changes in operating assets and liabilities:
Time deposits	184,368	41,872
Deposits with stock exchanges and other segregated cash	(39,268)	8,217
Trading assets and private equity investments	(1,091,266)	(668,472)
Trading liabilities	1,175,555	(1,049,943)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	150,203	(231,425)
Securities borrowed, net of securities loaned	(361,278)	1,180,116
Other secured borrowings	(3,818)	(200,117)
Loans and receivables, net of allowance for doubtful accounts	166,621	90,496
Payables	454,085	325,332
Bonus accrual	(6,782)	(30,938)
Accrued income taxes, net	(77,307)	45,008
Other, net	(272,704)	130,901

Net cash provided by (used in) operating activities	554,854	(159,387)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(178,764)	(122,892)
Proceeds from sales of office buildings, land, equipment and facilities	145,832	76,272
Payments for purchases of investments in equity securities	(161)	(290)
Proceeds from sales of investments in equity securities	3,795	5,603
Increase in loans receivable at banks, net	(7,996)	(35,413)
Decrease (increase) in non-trading debt securities, net	(96,619)	119,113
Other, net	3,740	(6,153)

Net cash provided by (used in) investing activities	(130,173)	36,240

Cash flows from financing activities:
Increase in long-term borrowings	1,536,025	2,041,984
Decrease in long-term borrowings	(1,242,308)	(2,130,544)
Decrease in short-term borrowings, net	(189,078)	(56,926)
Increase (decrease) in deposits received at banks, net	(41,735)	42,245
Proceeds from sales of common stock held in treasury	586	278
Payments for repurchases of common stock held in treasury	(32,502)	(69,705)
Payments for cash dividends	(51,947)	(55,317)

Net cash used in financing activities	(20,959)	(227,985)

Effect of exchange rate changes on cash and cash equivalents	48,703	83,134

Net increase (decrease) in cash and cash equivalents	452,425	(267,998)
Cash and cash equivalents at beginning of year	805,087	1,489,792

Cash and cash equivalents at end of period	¥1,257,512	¥1,221,794

Supplemental information:
Cash paid during the period for—
Interest	¥219,353	¥258,420
Income tax payments, net	¥112,992	¥33,246

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“the Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has had an obligation to file an annual report on Form 20-F with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the nine and three months ended December 31, 2014. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interests in an entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by a “financial controlling model,” which takes into account the ownership level of voting interests in an entity and other factors.

In addition, U.S. GAAP provides a definition of investment companies for which a specialized audit and accounting guide applies, and entities that are subject to this guide carry all of their investments at fair value, with changes in fair value recognized through earnings. Under Japanese GAAP, under situations such as where a venture capital fund holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥18,400 million (higher) and ¥17,128 million (higher) for the nine months ended December 31, 2013 and 2014, respectively and ¥6,199 million (higher) and ¥11,039 million (higher) for the three months ended December 31, 2013 and 2014, respectively.

Unrealized gains and losses on non-trading debt and equity securities—

Under U.S. GAAP applicable to broker-dealers, non-trading securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these securities are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥5,035 million (lower) and ¥904 million (higher) for the nine months ended December 31, 2013 and 2014, respectively, and ¥827 million (lower) and ¥1,800 million (higher) for the three months ended December 31, 2013 and 2014, respectively for non-trading debt securities. Income before income taxes prepared under U.S. GAAP was ¥5,727 million (higher) and ¥850 million (higher) for the nine months ended December 31, 2013 and 2014, respectively, and ¥2,862 million (higher) and ¥448 million (higher) for the three months ended December 31, 2013 and 2014, respectively for non-trading equity securities.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over certain periods of less than 20 years using the straight-line method. Therefore, under U.S. GAAP, Income before income taxes was ¥3,117 million (higher) and ¥7,358 million (higher) for the nine months ended December 31, 2013 and 2014, respectively, and ¥318 million (lower) and ¥1,729 million (higher) for the three months ended December 31, 2013 and 2014, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized in other comprehensive income.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or liability is carried at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under U.S. GAAP, Income before income taxes was ¥8,274 million (higher) and ¥1,949 million (lower) for the nine months ended December 31, 2013 and 2014, respectively and ¥12,892 million (higher) and ¥8,005 million (higher) for the three months ended December 31, 2013 and 2014, respectively. In addition, non-marketable equity securities which are carried at fair value under U.S. GAAP applicable to broker-dealers are carried at cost less impairment losses under Japanese GAAP.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity that is party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years using the straight-line method.

Accounting for changes in controlling interests in a consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent’s ownership interest decreases as a result of sales of a subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of a controlling interest and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is calculated as the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of a controlling interest multiplied by the ratio of the remaining shareholding percentage against the holding percentage prior to loss of control.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30, 2014 and December 31, 2014.

The following new accounting pronouncements relevant to Nomura were adopted during the three months ended June 30, 2014:

Release of cumulative translation adjustment amounts

In March 2013, the FASB issued amendments to ASC 810-10 “Consolidation—Overall” (“ASC 810-10”) and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” (“ASC 830-30”) through issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810-10 or ASC 830-30 applies to the release of cumulative translation adjustment (“CTA”) amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted.

Nomura adopted ASU 2013-05 from April 1, 2014 and these amendments did not have a material impact on these consolidated financial statements.

Investment companies

In June 2013, the FASB issued amendments to ASC 946 “Financial Services—Investment Companies” (“ASC 946”) through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 modifies the guidance under ASC 946 for determining whether an entity is an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting, and requires certain additional disclosures including information about financial support provided, or contractually required to be provided, by an investment company to any of its investees.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption prohibited.

Nomura adopted ASU 2013-08 from April 1, 2014 and these amendments did not have a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Reporting Discontinued Operations

In April 2014, the FASB issued amendments to ASC 205, “Presentation of Financial Statements” (“ASC 205”) and ASC 360 “Property, Plant and Equipment” (“ASC 360”) through issuance of ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). ASU 2014-08 changes the criteria for discontinued operations reporting with the intention of less disposals qualifying and also introduces new presentation and disclosure requirements.

ASU 2014-08 is effective prospectively for all disposals or expected disposals classified as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years. Early adoption is permitted, but only for disposals or expected disposals classified as held for sale that have not been reported in financial statements previously issued or available for issue.

Nomura currently plans to adopt ASU 2014-08 from April 1, 2015 and does not expect these amendments to have a material impact on these consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) as well as amendments to other pronouncements, including ASC 350 “Intangibles—Goodwill and Other”, ASC 360 “Property, Plant, and Equipment”, and ASC 605-35 “Revenue Recognition—Construction-Type and Production-Type Contracts” through issuance of ASU 2014-09 “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition”, replaces certain other industry-specific revenue recognition guidance, specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of ASU 2014-09 is to account for the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. It provides guidance on how to achieve this core principle, including how to identify contracts with customers and separate performance obligations in the contract, how to determine and allocate the transaction price to such performance obligations and how to recognize revenue when a performance obligation has been satisfied.

ASU 2014-09 is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2016 with early adoption prohibited.

Nomura will adopt ASU 2014-09 from April 1, 2017 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Repurchase agreements and similar transactions

In June 2014, the FASB issued amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) through issuance of ASU 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU 2014-11”). These amendments change the accounting for repurchase-to-maturity transactions which are repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement. Under ASU 2014-11, all repurchase-to-maturity transactions will be accounted for as secured borrowing transactions in the same way as other repurchase agreements rather than as sales of a financial asset and forward commitment to repurchase. The amendments also change the accounting for repurchase financing arrangements which are transactions involving the transfer of a financial asset to a counterparty executed contemporaneously with a reverse repurchase agreement with the same counterparty. Under ASU 2014-11, all repurchase financings will now be accounted for separately, which will result in secured lending accounting for the reverse repurchase agreement. ASU 2014-11 also introduces new disclosure requirements regarding repurchase agreements and securities lending transactions accounted for as secured borrowings as well as separate disclosures regarding certain other transactions which involve the transfer of financial assets accounted for as sales and where Nomura, as transferor, retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction through an agreement entered into in contemplation of the original transfer.

        The accounting amendments introduced by ASU 2014-11 are effective for interim or annual periods beginning after December 15, 2014 with early adoption prohibited. As of adoption date, the accounting for all outstanding repurchase-to-maturity transactions and repurchase financing arrangements is adjusted by means of a cumulative-effect adjustment to the balance sheet and retained earnings. Nomura will adopt the accounting changes introduced by ASU 2014-11 from January 1, 2015 and does not expect these amendments to have a material impact on these consolidated financial statements.

The new disclosures regarding transfers of financial assets accounted for as sales where Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction are also effective for interim or annual periods beginning after December 15, 2014. Nomura will therefore initially make these disclosures within its annual report for the year ending March 31, 2015. The new disclosures regarding repurchase agreements and securities lending transactions accounted for as secured borrowings are effective for annual periods beginning after December 15, 2014 and interim periods beginning after March 15, 2015. Nomura will therefore initially make these disclosures in its interim consolidated financial statements for the quarter ended June 30, 2015. Because these new disclosures only enhance disclosures around the nature of these transactions rather than change the accounting for repurchase agreements, securities lending transactions and transfers of financial assets with agreements entered into in contemplation of the original transfer, Nomura does not expect these disclosures to have a material impact on these consolidated financial statements.

Stock Compensation

In June 2014, the FASB issued amendments to ASC 718 “Compensation—Stock Compensation” (“ASC 718”) through issuance of ASU 2014-12 “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). ASU 2014-12 requires a performance target that affects vesting and that could be achieved after the requisite service period be accounted for as a performance condition based on the existing guidance in ASC 718 rather than as a nonvesting condition that affects the grant-date fair value of the award.

ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. ASU 2014-12 may be applied either by prospectively or retrospectively.

Nomura currently plans to adopt ASU 2014-12 from April 1, 2016 and does not expect these amendments to have a material impact on these consolidated financial statements.

Measurement of the financial assets and the financial liabilities of collateralized financing entities

In August 2014, the FASB issued amendments to ASC 810 “Consolidation” (“ASC 810”) through issuance of ASU 2014-13 “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (“ASU 2014-13”). ASU 2014-13 provides an alternative to ASC 820 “Fair Value Measurements and disclosures” (“ASC 820”) for measuring the fair value of financial assets and the financial liabilities of a consolidated collateralized financing entity. When the measurement alternative is elected, either the fair value of the financial assets or the fair value of the financial liabilities is measured, depending upon which is more observable, with the value of the other side imputed, thus eliminating differences that can arise when each is measured separately.

ASU 2014-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted.

Nomura currently plans to adopt ASU 2014-13 from April 1, 2016 and is currently evaluating the potential impact it may have on these consolidated financial statements.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2014 and December 31, 2014 within the fair value hierarchy.

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2014
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥2,176	¥655	¥68	¥—	¥2,899
Private equity investments(3)	—	—	42	—	42
Japanese government securities	2,587	—	—	—	2,587
Japanese agency and municipal securities	—	192	—	—	192
Foreign government, agency and municipal securities	4,615	1,378	26	—	6,019
Bank and corporate debt securities and loans for trading purposes	—	1,735	116	—	1,851
Commercial mortgage-backed securities (“CMBS”)	—	156	3	—	159
Residential mortgage-backed securities (“RMBS”)	—	2,221	3	—	2,224
Real estate-backed securities	—	—	0	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	170	13	—	183
Investment trust funds and other	136	87	30	—	253

Total trading assets and private equity investments	9,514	6,594	301	—	16,409

Derivative assets(5)
Equity contracts	750	1,102	70	—	1,922
Interest rate contracts	11	19,398	112	—	19,521
Credit contracts	4	1,268	42	—	1,314
Foreign exchange contracts	—	3,293	19	—	3,312
Commodity contracts	0	0	0	—	0
Netting	—	—	—	(23,764)	(23,764)

Total derivative assets	765	25,061	243	(23,764)	2,305

Subtotal	¥10,279	¥31,655	¥544	¥(23,764)	¥18,714

Loans and receivables(6)	—	280	26	—	306
Collateralized agreements(7)	—	1,087	—	—	1,087
Other assets
Non-trading debt securities	406	615	3	—	1,024
Other(3)	358	94	56	—	508

Total	¥11,043	¥33,731	¥629	¥(23,764)	¥21,639

Liabilities:
Trading liabilities
Equities	¥774	¥132	¥1	¥—	¥907
Japanese government securities	3,046	—	—	—	3,046
Foreign government, agency and municipal securities	3,831	688	—	—	4,519
Bank and corporate debt securities	—	396	0	—	396
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	0	—	—	0
Investment trust funds and other	76	12	—	—	88

Total trading liabilities	7,727	1,229	1	—	8,957

Derivative liabilities(5)
Equity contracts	827	1,368	59	—	2,254
Interest rate contracts	10	19,142	151	—	19,303
Credit contracts	4	1,582	37	—	1,623
Foreign exchange contracts	—	2,926	14	—	2,940
Commodity contracts	0	0	0	—	0

Netting	—	—	—	(24,030)	(24,030)

Total derivative liabilities	841	25,018	261	(24,030)	2,090

Subtotal	¥8,568	¥26,247	¥262	¥(24,030)	¥11,047

Short-term borrowings(8)	—	46	3	—	49
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	530	—	—	530
Long-term borrowings(8)(10)(11)	134	1,439	394	—	1,967
Other liabilities(12)	152	86	—	—	238

Total	¥8,854	¥28,348	¥659	¥(24,030)	¥13,831

	Billions of yen
	December 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2014
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥2,233	¥764	¥36	¥—	¥3,033
Private equity investments(3)	—	—	46	—	46
Japanese government securities	3,111	—	—	—	3,111
Japanese agency and municipal securities	—	207	—	—	207
Foreign government, agency and municipal securities	4,340	1,448	4	—	5,792
Bank and corporate debt securities and loans for trading purposes	—	2,243	146	—	2,389
Commercial mortgage-backed securities (“CMBS”)	—	140	2	—	142
Residential mortgage-backed securities (“RMBS”)	—	2,704	1	—	2,705
Real estate-backed securities	—	30	3	—	33
Collateralized debt obligations (“CDO”) and other(4)	—	197	34	—	231
Investment trust funds and other	486	107	12	—	605

Total trading assets and private equity investments	10,170	7,840	284	—	18,294

Derivative assets(5)
Equity contracts	550	1,133	84	—	1,767
Interest rate contracts	21	32,883	91	—	32,995
Credit contracts	2	1,316	33	—	1,351
Foreign exchange contracts	—	6,988	23	—	7,011
Commodity contracts	0	0	0	—	0
Netting	—	—	—	(40,242)	(40,242)

Total derivative assets	573	42,320	231	(40,242)	2,882

Subtotal	¥10,743	¥50,160	¥515	¥(40,242)	¥21,176

Loans and receivables(6)	—	307	16	—	323
Collateralized agreements(7)	—	1,074	—	—	1,074
Other assets
Non-trading debt securities	348	596	0	—	944
Other(3)	301	88	56	—	445

Total	¥11,392	¥52,225	¥587	¥(40,242)	¥23,962

Liabilities:
Trading liabilities
Equities	¥999	¥59	¥1	¥—	¥1,059
Japanese government securities	2,187	—	—	—	2,187
Foreign government, agency and municipal securities	3,939	480	—	—	4,419
Bank and corporate debt securities	—	467	0	—	467
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	1	—	—	1
Investment trust funds and other	81	4	—	—	85

Total trading liabilities	7,206	1,011	1	—	8,218

Derivative liabilities(5)
Equity contracts	567	1,343	92	—	2,002
Interest rate contracts	9	32,448	125	—	32,582
Credit contracts	6	1,716	33	—	1,755
Foreign exchange contracts	—	6,538	33	—	6,571
Commodity contracts	1	0	0	—	1

Netting	—	—	—	(40,237)	(40,237)

Total derivative liabilities	583	42,045	283	(40,237)	2,674

Subtotal	¥7,789	¥43,056	¥284	¥(40,237)	¥10,892

Short-term borrowings(8)	—	80	1	—	81
Payables and deposits(9)	—	0	(0)	—	0
Collateralized financing(7)	—	568	—	—	568
Long-term borrowings(8)(10)(11)	92	1,961	461	—	2,514
Other liabilities(12)	73	83	—	—	156

Total	¥7,954	¥45,748	¥746	¥(40,237)	¥14,211

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2014 and December 31, 2014, respectively. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as yields and liquidity discounts are unobservable. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

Private equity investments—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is estimated using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. The fair value of exchange-traded equity derivatives is primarily determined using an unadjusted exchange price. These derivatives are generally traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, these are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where forward FX rate, interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated foreign exchange derivatives are classified in Level 3 where forward FX rate or volatility valuation inputs are significant and unobservable.

Derivatives—Commodity contracts—Nomura enters into OTC commodity derivative transactions such as commodity swaps, commodity forwards and commodity options. The fair value of OTC commodity derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include commodity prices, interest rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC commodity derivatives are generally classified in Level 2 of the fair value hierarchy because these valuation inputs and adjustments are observable or market-corroborated.

During the year ended March 31, 2012, Nomura began including valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value. This initially involved using the Overnight Indexed Swap curve rather than LIBOR curve to estimate the fair value of certain collateralized derivative contracts. During the year ended March 31, 2013, Nomura refined its valuation methodology to incorporate additional features of collateralized derivative transactions. During the three months ended December 31, 2013, Nomura recognized loss of ¥10 billion as a result of using more appropriate inputs to calculate the valuation adjustment for certain uncollateralized derivatives. This change reflects increased transparency around how market participants incorporate this funding cost into their pricing of such derivative transactions and consequently, how they estimate fair value. As part of its continuous review of the valuation methodologies applied by market participants, Nomura may further refine its valuation methodology of derivatives in future periods.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. To reflect Nomura’s own creditworthiness, the fair value of structured notes includes a credit adjustment of ¥1 billion as of March 31, 2014 and ¥1 billion as of December 31, 2014. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements, including those classified in Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. This group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within Nomura particularly as it relates to Level 3 financial instruments are the procedures in place for independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified in Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent MVG reviews (“Model Re-approvals”) is at least annually.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified in Level 3 as of March 31, 2014 and December 31, 2014. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy.

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments
Equities	¥68	DCF	Liquidity discounts	11.0 – 50.0%	18.1%

		DCM	Capitalization rates	6.8 – 6.9%	6.8%

Private equity investments	42	Market multiples	EV/EBITDA ratios Price/Embedded value ratios Liquidity discounts	4.5 – 11.6 x 0.4 x 0.0 – 33.0%	10.0 0.4 30.5	x x %

Foreign government, agency and municipal securities	26	DCF	Credit spreads	0.0 – 5.9%	0.5%

Bank and corporate debt securities and loans for trading purposes	116	DCF	Credit spreads Recovery rates	0.0 – 26.6% 0.0 – 74.0%	4.7 57.1	% %

Commercial mortgage-backed securities (“CMBS”)	3	DCF	Yields	6.2 – 30.4%	10.1%

Residential mortgage-backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Default probabilities Loss severities	0.3 – 10.7% 3.8 – 50.0% 0.0 – 2.0% 0.1 – 87.2%	3.7 12.8 2.0 51.2	% % % %

Collateralized debt obligations (“CDOs”) and other	13	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 90.9% 0.0 – 20.0% 1.0 – 65.0% 30.0 – 100.0%	11.1 18.5 3.2 47.9	% % % %

Investment trust funds and other	30	DCF	Credit spreads Correlations	0.0 – 3.5% 0.50 – 0.71	0.1 0.61%

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Derivatives, net:
Equity contracts	11	Option models	Dividend yield Volatilities Correlations	0.0 – 8.2% 6.9 – 59.9% (0.96) – 0.95	— — —

Interest rate contracts	(39)	DCF/ Option models	Interest rates	0.7 – 5.2%	—

		Option models	Volatilities Correlations	10.6 – 23.5% (0.45) – 0.99	— —

Credit contracts	5	DCF/ Option models	Credit spreads Recovery rates	0.0 – 20.9% 20.0 – 90.0%	— —

		Option models	Volatilities Correlations	1.0 – 70.0% 0.26 – 0.95	— —

Foreign exchange contracts	5	Option models	Volatilities	11.2 – 19.1%	—

Loans and receivables	26	DCF	Credit spreads	0.0%	0.0%

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.1 – 2.5%	0.8%

Other(3)	56	DCF	WACC	6.1%	6.1%
			Growth rates Liquidity discounts	1.0% 0.0 – 30.0%	1.0 12.7	% %

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	3.6 – 8.3 x 9.6 – 60.1 x 0.0 – 5.3 x 30.0%	4.9 24.0 1.0 30.0	x x x %

Liabilities:
Short-term borrowings	¥3	DCF	Volatilities Correlations	15.3 – 55.5% (0.78) – 0.94	— —

Long-term borrowings	394	DCF	Volatilities Correlations	10.6 – 55.5% (0.78) – 0.99	— —

	December 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments
Equities	¥36	DCF	Liquidity discounts	4.6 – 40.0%	22.8%

Private equity investments	46	Market multiples	EV/EBITDA ratios Price/Embedded value ratios Liquidity discounts	11.1x 0.4x 30.0 – 33.0%	11.1 0.4 32.3	x x %

Foreign government, agency and municipal securities	4	DCF	Credit spreads	0.1 – 6.3%	0.9%

Bank and corporate debt securities and loans for trading purposes	146	DCF	Credit spreads Recovery rates	0.0 – 27.0% 0.0 – 83.0%	10.5 34.5	% %

Commercial mortgage-backed securities (“CMBS”)	2	DCF	Yields	14.9 – 43.2%	19.2%

Residential mortgage-backed securities (“RMBS”)	1	DCF	Yields Prepayment rates	0.1 – 12.2% 2.7 – 12.6%	3.2 7.7	% %

Real estate-backed securities	3	DCF	Yields	25.0%	25.0%

Collateralized debt obligations (“CDO”) and other	34	DCF	Yields Prepayment rates Default probabilities Loss severities	3.4 – 22.0% 0.0 – 20.0% 2.0 – 8.0% 33.0 – 100.0%	10.0 19.9 2.0 31.2	% % % %

	December 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Derivatives, net:
Equity contracts	(8)	Option models	Dividend yield Volatilities Correlations	0.0 – 7.9% 8.2 – 134.8% (0.90) – 0.93	— — —

Interest rate contracts	(34)	DCF/ Option models	Interest rates	0.7 – 4.0%	—

		Option models	Volatilities Correlations	13.4 – 45.5% (0.30) – 1.00	— —

Credit contracts	(0)	DCF/ Option models	Credit spreads Recovery rates	0.1 – 21.7% 0.0 – 90.0%	— —

		Option models	Volatilities Correlations	1.0 – 67.0% 0.37 – 0.95	— —

Foreign exchange contracts	(10)	Option models	Volatilities	2.2 – 23.0%	—

Loans and receivables	16	DCF	Credit spreads	0.0 – 26.8%	1.4%

Other assets
Other(3)	56	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.7% 1.0% 0.6 – 2.5% 0.0 – 30.0%	5.7 1.0 1.3 22.1	% % % %

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	4.0 – 9.9 x 11.5 – 83.9 x 0.0 – 5.0 x 30.0%	4.9 29.3 0.9 30.0	x x x %

Liabilities:
Short-term borrowings	¥1	DCF	Volatilities Correlations	16.5 – 49.7% (0.75) – 0.93	— —

Long-term borrowings	461	DCF	Volatilities Correlations	13.4 – 49.7% (0.75) – 0.99	— —

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Valuation technique(s) and unobservable inputs represent those equity securities reported within Other assets.

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay a high dividend for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on singles stocks can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as the volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of the inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads is due to the low end of the range arising from exposure to underlying reference names with very limited risk of a default and the high end arising from exposure to underlying reference names with a much greater risk of default. The range of recovery rates varies mainly due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. High positive correlations are those for which the movement is closely related with the correlation falling as the relationship becomes less strong. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Foreign exchange contracts—The significant unobservable inputs is volatilities. The range of volatilities is relatively low with the lower end coming from currencies that trade in narrow ranges versus the US dollar. All significant unobservable inputs are spread across the relevant ranges.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs is described below:

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Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in WACC, credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios and Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Real estate-backed securities and Collateralized debt obligations (“CDOs”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities used in a DCF valuation technique in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in loss severities and a directionally opposite change in prepayment rates.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates or credit spreads in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Short-term borrowings and Long-term borrowings—Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation used in a DCF valuation technique will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the nine and three months ended December 31, 2013 and 2014. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the three months ended December 31, 2014, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Nine months ended December 31, 2013
	Beginning balance as of nine months ended December 31, 2013	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of nine months ended December 31, 2013
Assets:
Trading assets and private equity investments
Equities	¥129	¥5	¥—	¥11	¥(59)	¥—	¥7	¥6	¥(1)	¥98
Private equity investments	87	(1)	—	1	(11)	—	7	—	(40)	43
Japanese agency and municipal securities	0	—	—	—	—	—	—	—	(0)	—
Foreign government, agency and municipal securities	91	16	—	417	(437)	—	—	8	(64)	31
Bank and corporate debt securities and loans for trading purposes	69	2	—	152	(116)	—	4	19	(43)	87
Commercial mortgage-backed securities (“CMBS”)	6	(0)	—	7	(7)	—	0	2	(1)	7
Residential mortgage-backed securities (“RMBS”)	4	(0)	—	2	(2)	—	0	1	(2)	3
Real estate-backed securities	68	1	—	0	(69)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other	12	(1)	—	20	(15)	—	1	2	(3)	16
Investment trust funds and other	13	1	—	18	(6)	—	0	—	(1)	25

Total trading assets and private equity investments	479	23	—	628	(722)	—	19	38	(155)	310

Derivatives, net(4)
Equity contracts	5	(12)	—	—	—	8	2	6	9	18
Interest rate contracts	(54)	(18)	—	—	—	14	(0)	(2)	5	(55)
Credit contracts	25	(2)	—	—	—	13	3	0	1	40
Foreign exchange contracts	(3)	(5)	—	—	—	13	(0)	(1)	(0)	4
Commodity contracts	(0)	0	—	—	—	0	(0)	0	—	0

Total derivatives, net	(27)	(37)	—	—	—	48	5	3	15	7

Subtotal	¥452	¥(14)	¥—	¥628	¥(722)	¥48	¥24	¥41	¥(140)	¥317

Loans and receivables	3	(0)	—	1	(2)	—	1	8	(0)	11
Other assets
Non-trading debt securities	4	(0)	(0)	—	(0)	—	0	—	—	4
Other(5)	60	3	(0)	2	(5)	—	0	—	(2)	58

Total	¥519	¥(11)	¥(0)	¥631	¥(729)	¥48	¥25	¥49	¥(142)	¥390

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥(0)	¥0
Bank and corporate debt securities	0	0	—	0	(0)	—	0	0	(0)	0

Total trading liabilities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	4	(0)	—	2	(3)	—	—	0	(2)	1
Payables and deposits	1	(0)	—	(0)	(0)	—	—	—	(0)	1
Long-term borrowings	222	(7)	—	313	(202)	—	3	38	(60)	321
Other liabilities	0	—	—	1	(0)	—	0	—	—	1

Total	¥227	¥(7)	¥—	¥316	¥(205)	¥—	¥3	¥38	¥(62)	¥324

	Billions of yen
	Nine months ended December 31, 2014
	Beginning balance as of nine months ended December 31, 2014	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of nine months ended December 31, 2014
Assets:
Trading assets and private equity investments
Equities	¥68	¥1	¥—	¥17	¥(45)	¥—	¥3	¥3	¥(11)	¥36
Private equity investments	42	(1)	—	4	(2)	—	3	—	—	46
Japanese agency and municipal securities	—	—	—	0	(0)	—	—	—	—	—
Foreign government, agency and municipal securities	26	8	—	144	(145)	—	—	6	(35)	4
Bank and corporate debt securities and loans for trading purposes	116	7	—	133	(101)	—	15	26	(50)	146
Commercial mortgage-backed securities (“CMBS”)	3	(0)	—	6	(9)	—	0	2	(0)	2
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	1	(5)	—	—	3	(1)	1
Real estate-backed securities	0	(0)	—	2	(2)	—	1	4	(2)	3
Collateralized debt obligations (“CDO”) and other	13	(4)	—	44	(29)	—	4	16	(10)	34
Investment trust funds and other	30	3	—	1	(11)	—	0	0	(11)	12

Total trading assets and private equity investments	301	14	—	352	(349)	—	26	60	(120)	284

Derivatives, net(4)
Equity contracts	11	(6)	—	—	—	(11)	(1)	(2)	1	(8)
Interest rate contracts	(39)	(21)	—	—	—	27	0	(4)	3	(34)
Credit contracts	5	(13)	—	—	—	10	(1)	0	(1)	(0)
Foreign exchange contracts	5	7	—	—	—	(24)	2	(0)	0	(10)
Commodity contracts	0	(0)	—	—	—	(0)	(0)	(0)	—	(0)

Total derivatives, net	(18)	(33)	—	—	—	2	0	(6)	3	(52)

Subtotal	¥283	¥(19)	¥—	¥352	¥(349)	¥2	¥26	¥54	¥(117)	¥232

Loans and receivables	26	(1)	—	—	(13)	—	4	0	—	16
Other assets
Non-trading debt securities	3	0	(0)	—	(3)	—	0	—	—	0
Other	56	0	(3)	3	(1)	—	1	—	(0)	56

Total	¥368	¥(20)	¥(3)	¥355	¥(366)	¥2	¥31	¥54	¥(117)	¥304

Liabilities:
Trading liabilities
Equities	¥1	¥(0)	¥—	¥2	¥(0)	¥—	¥0	¥0	¥(2)	¥1
Bank and corporate debt securities	0	0	—	0	(0)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other	—	(0)	—	1	(1)	—	0	—	—	—

Total trading liabilities	¥1	¥(0)	¥—	¥3	¥(1)	¥—	¥0	¥0	¥(2)	¥1

Short-term borrowings	3	(1)	—	1	(2)	—	—	0	(2)	1
Payables and deposits	0	(0)	—	(0)	(0)	—	0	—	(0)	(0)
Long-term borrowings	394	(87)	—	300	(367)	—	8	59	(20)	461

Total	¥398	¥(88)	¥—	¥304	¥(370)	¥—	¥8	¥59	¥(24)	¥463

	Billions of yen
	Three months ended December 31, 2013
	Beginning balance as of three months ended December 31, 2013	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended December 31, 2013
Assets:
Trading assets and private equity investments
Equities	¥102	¥0	¥—	¥3	¥(13)	¥—	¥4	¥3	¥(1)	¥98
Private equity investments	84	(0)	—	0	(4)	—	3	—	(40)	43
Foreign government, agency and municipal securities	27	7	—	112	(115)	—	—	—	—	31
Bank and corporate debt securities and loans for trading purposes	101	2	—	35	(39)	—	4	6	(22)	87
Commercial mortgage-backed securities (“CMBS”)	7	0	—	3	(2)	—	0	0	(1)	7
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	1	(1)	—	—	0	(0)	3
Real estate-backed securities	5	0	—	0	(5)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other	13	(0)	—	11	(6)	—	1	0	(3)	16
Investment trust funds and other	18	0	—	8	(1)	—	0	—	—	25

Total trading assets and private equity investments	360	9	—	173	(186)	—	12	9	(67)	310

Derivatives, net(4)
Equity contracts	14	(5)	—	—	—	(9)	2	1	15	18
Interest rate contracts	(53)	(1)	—	—	—	(3)	0	0	2	(55)
Credit contracts	29	(0)	—	—	—	7	2	1	1	40
Foreign exchange contracts	0	(1)	—	—	—	5	(0)	—	(0)	4
Commodity contracts	0	0	—	—	—	(0)	0	—	—	0

Total derivatives, net	(10)	(7)	—	—	—	(0)	4	2	18	7

Subtotal	¥350	¥2	¥—	¥173	¥(186)	¥(0)	¥16	¥11	¥(49)	¥317

Loans and receivables	2	(0)	—	—	(0)	—	1	8	(0)	11
Other assets
Non-trading debt securities	4	(0)	(0)	—	(0)	—	(0)	—	—	4
Other(5)	60	0	(0)	1	(1)	—	0	—	(2)	58

Total	¥416	¥2	¥(0)	¥174	¥(187)	¥(0)	¥17	¥19	¥(51)	¥390

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥(0)	¥—	¥(0)	¥0	¥(0)	¥0
Bank and corporate debt securities	0	0	—	0	(0)	—	0	—	(0)	0

Total trading liabilities	¥0	¥0	¥—	¥0	¥(0)	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	0	(0)	—	1	(0)	—	—	0	(0)	1
Payables and deposits	1	0	—	—	—	—	—	—	—	1
Long-term borrowings	213	(50)	—	63	(23)	—	2	33	(17)	321
Other liabilities	0	—	—	1	(0)	—	0	—	—	1

Total	¥214	¥(50)	¥—	¥65	¥(23)	¥—	¥2	¥33	¥(17)	¥324

	Billions of yen
	Three months ended December 31, 2014
	Beginning balance as of three months ended December 31, 2014	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended December 31, 2014
Assets:
Trading assets and private equity investments
Equities	¥42	¥0	¥—	¥4	¥(10)	¥—	¥2	¥1	¥(3)	¥36
Private equity investments	45	(0)	—	0	(1)	—	2	—	—	46
Japanese agency and municipal securities	0	0	—	—	(0)	—	—	—	—	—
Foreign government, agency and municipal securities	11	1	—	23	(24)	—	—	0	(7)	4
Bank and corporate debt securities and loans for trading purposes	115	5	—	56	(40)	—	10	14	(14)	146
Commercial mortgage-backed securities (“CMBS”)	3	0	—	0	(1)	—	0	0	—	2
Residential mortgage-backed securities (“RMBS”)	1	0	—	0	(2)	—	—	2	—	1
Real estate-backed securities	0	(0)	—	0	(2)	—	1	4	—	3
Collateralized debt obligations (“CDO”) and other	29	(1)	—	9	(6)	—	2	7	(6)	34
Investment trust funds and other	18	2	—	0	(0)	—	0	0	(8)	12

Total trading assets and private equity investments	264	7	—	92	(86)	—	17	28	(38)	284

Derivatives, net(4)
Equity contracts	(8)	(0)	—	—	—	1	(1)	(0)	0	(8)
Interest rate contracts	(52)	(1)	—	—	—	19	1	(3)	2	(34)
Credit contracts	4	(9)	—	—	—	5	(1)	1	(0)	(0)
Foreign exchange contracts	2	9	—	—	—	(22)	1	(0)	0	(10)
Commodity contracts	(0)	(0)	—	—	—	(0)	(0)	(0)	—	(0)

Total derivatives, net	(54)	(1)	—	—	—	3	(0)	(2)	2	(52)

Subtotal	¥210	¥6	¥—	¥92	¥(86)	¥3	¥17	¥26	¥(36)	¥232

Loans and receivables	27	(0)	—	—	(13)	—	2	0	—	16
Other assets
Non-trading debt securities	0	0	—	—	—	—	0	—	—	0
Other	56	0	(1)	0	(0)	—	1	—	(0)	56

Total	¥293	¥6	¥(1)	¥92	¥(99)	¥3	¥20	¥26	¥(36)	¥304

Liabilities:
Trading liabilities
Equities	¥1	¥(0)	¥—	¥1	¥(0)	¥—	¥0	¥0	¥(1)	¥1
Bank and corporate debt securities	0	0	—	0	(0)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other	1	(0)	—	—	(1)	—	0	—	—	—

Total trading liabilities	¥2	¥(0)	¥—	¥1	¥(1)	¥—	¥0	¥0	¥(1)	¥1

Short-term borrowings	2	(0)	—	0	(1)	—	—	—	(0)	1
Payables and deposits	0	(0)	—	(0)	(0)	—	0	—	(0)	(0)
Long-term borrowings	439	(34)	—	96	(131)	—	4	27	(8)	461

Total	¥443	¥(34)	¥—	¥97	¥(133)	¥—	¥4	¥27	¥(9)	¥463

(1)    Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)    Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

(3)    If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the quarter are excluded from the table.

(4)    Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(5)    Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the nine and three months ended December 31, 2013 and 2014, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Nine months ended December 31
	2013	2014
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥2	¥(3)
Private equity investments	(5)	(2)
Japanese agency and municipal securities	—	(0)
Foreign government, agency and municipal securities	(1)	1
Bank and corporate debt securities and loans for trading purposes	(1)	(0)
Commercial mortgage-backed securities (“CMBS”)	1	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	(0)	(0)
Collateralized debt obligations (“CDO”) and other	(1)	(3)
Investment trust funds and other	1	4

Total trading assets and private equity investments	(4)	(3)

Derivatives, net(2)
Equity contracts	(8)	18
Interest rate contracts	(22)	(13)
Credit contracts	(6)	(14)
Foreign exchange contracts	(5)	(2)
Commodity contracts	(0)	(0)

Total derivatives, net	(41)	(11)

Subtotal	¥(45)	¥(14)

Loans and receivables	(0)	(0)
Other assets
Non-trading debt securities	(0)	0
Other(3)	2	(0)

Total	¥(43)	¥(14)

Liabilities:
Trading liabilities
Equities	¥(0)	¥0
Bank and corporate debt securities	(0)	0

Total trading liabilities	¥(0)	¥0

Short-term borrowings	0	0
Payables and deposits	(0)	(0)
Long-term borrowings	(15)	(53)

Total	¥(15)	¥(53)

	Billions of yen
	Three months ended December 31
	2013	2014
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(1)	¥0
Private equity investments	(4)	(0)
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(0)	1
Commercial mortgage-backed securities (“CMBS”)	0	(0)
Residential mortgage-backed securities (“RMBS”)	(0)	0
Real estate-backed securities	—	(0)
Collateralized debt obligations (“CDO”) and other	0	(1)
Investment trust funds and other	0	2

Total trading assets and private equity investments	(5)	2

Derivatives, net(2)
Equity contracts	2	(3)
Interest rate contracts	0	(6)
Credit contracts	(4)	(9)
Foreign exchange contracts	(1)	2
Commodity contracts	(0)	(0)

Total derivatives, net	(3)	(16)

Subtotal	¥(8)	¥(14)

Loans and receivables	(0)	0
Other assets
Non-trading debt securities	(0)	0
Other(3)	(0)	(1)

Total	¥(8)	¥(15)

Liabilities:
Trading liabilities
Equities	¥0	¥(0)
Bank and corporate debt securities	0	0

Total trading liabilities	¥0	¥(0)

Short-term borrowings	(0)	(0)
Payables and deposits	0	(0)
Long-term borrowings	(49)	(29)

Total	¥(49)	¥(29)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the nine months ended December 31, 2013, a total of ¥431 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥426 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥27 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥26 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the nine months ended December 31, 2014, a total of ¥213 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥195 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised primarily ¥6 billion of Foreign government, agency and municipal securities, ¥7 billion of Investment trust funds and other and ¥4 billion of equity securities reported within Other assets which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥40 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥38 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended December 31, 2013, a total of ¥4 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥4 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥2 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥2 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended December 31, 2014, a total of ¥5 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥4 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥4 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥4 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the nine months ended December 31, 2013, a total of ¥824 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥807 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable market in which these instruments were traded became active. This also comprised ¥13 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥86 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥84 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the nine months ended December 31, 2014, a total of ¥82 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥73 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥4 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥56 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥55 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the three months ended December 31, 2013, a total of ¥724 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥713 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥7 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥63 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥62 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the three months ended December 31, 2014, a total of ¥44 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥38 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥4 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥38 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥37 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For the nine months ended December 31, 2013, a total of ¥157 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥43 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised primarily ¥40 billion of Private equity investments which were transferred because the trading in observable markets was started, and ¥64 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable. During the same period, a total of ¥62 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥60 billion of Long term borrowings, principally structured notes, which were transferred because certain yields, prepayment rates, default probabilities, loss severities, volatility and correlation valuation inputs became observable.

For the nine months ended December 31, 2013, a total of ¥15 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥9 billion of net equity derivative liabilities which were transferred because certain dividend yields, volatility and correlation valuation inputs became observable, and ¥5 billion of net interest rate derivative liabilities which were transferred because certain interest rate, volatility and correlation valuation inputs became observable.

For the nine months ended December 31, 2014, a total of ¥120 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥11 billion of Equities which were transferred because certain liquidity discounts became observable, ¥35 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable. This also comprised ¥50 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥10 billion of Collateralized debt obligations (“CDO”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became observable, and ¥11 billion of Investment trust funds and other which were transferred because certain credit spreads and correlation valuation inputs became observable. During the same period, a total of ¥24 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥20 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the nine months ended December 31, 2014, the total amount of net derivative liabilities which were transferred out of Level 3 was not significant.

For the three months ended December 31, 2013, a total of ¥69 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥22 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised primarily ¥40 billion of Private equity investments which were transferred because the trading in observable markets was started. During the same period, a total of ¥17 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥17 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the three months ended December 31, 2013, a total of ¥18 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥15 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable.

For the three months ended December 31, 2014, a total of ¥38 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥7 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable. This also comprised ¥14 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥6 billion of Collateralized debt obligations (“CDO”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became observable, and ¥8 billion of Investment trust funds and other which were transferred because certain credit spreads and correlation valuation inputs became observable. During the same period, a total of ¥9 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥8 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the three months ended December 31, 2014, the total amount of net derivative liabilities which were transferred out of Level 3 was not significant.

Transfers into Level 3

For the nine months ended December 31, 2013, a total of ¥46 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥6 billion of Equities which were transferred because certain yields and liquidity discounts became unobservable, and ¥8 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. This also comprised primarily ¥19 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfers reported in Equities, Foreign government, agency and municipal securities and Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfers into Level 3 occurred was not significant. During the same period, a total of ¥38 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥36 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers which were recognized in the quarter when the transfers into Level 3 occurred was not significant.

For the nine months ended December 31, 2013, a total of ¥3 billion of net derivative assets were also transferred into Level 3. This comprised ¥6 billion of net equity derivative assets which were transferred because certain dividend yields, volatility and correlation valuation inputs became unobservable. Losses on these equity contracts and interest rate contracts which were recognized in the quarter when the transfers into Level 3 occurred were ¥6 billion and ¥7 billion, respectively.

For the nine months ended December 31, 2014, a total of ¥60 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥6 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable and ¥26 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spreads and recovery rates became unobservable. This also comprised primarily ¥16 billion of Collateralized debt obligations (“CDO”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes and Collateralized debt obligations (“CDO”) and other which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥59 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥59 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Long term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

For the nine months ended December 31, 2014, a total of ¥6 billion of net derivative liabilities were also transferred into Level 3. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

For the three months ended December 31, 2013, a total of ¥17 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥6 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spreads and recovery rates became unobservable. This also comprised primarily ¥8 billion of Loans and receivables which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes and Loans and receivables which were recognized in the quarter when the transfers into Level 3 occurred were not significant. During the same period, a total of ¥33 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥33 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers which were recognized in the quarter when the transfers into Level 3 occurred was not significant.

For the three months ended December 31, 2013, the total amount of net derivative contracts which were also transferred into Level 3 and the amount of gains and losses for which were recognized in the quarter when the transfers into Level 3 occurred were not significant.

For the three months ended December 31, 2014, a total of ¥28 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥14 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spreads and recovery rates became unobservable. This also comprised primarily ¥7 billion of Collateralized debt obligations (“CDO”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes and Collateralized debt obligations (“CDO”) and other which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥27 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥27 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Long term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

For the three months ended December 31, 2014, a total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2014 and December 31, 2014. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2014
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥66	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	42	17	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥115	¥18

	Billions of yen
	December 31, 2014
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥77	¥0	Monthly	Same day-90 days
Venture capital funds	4	1	—	—
Private equity funds	48	23	—	—
Real estate funds	1	—	—	—

Total	¥130	¥24

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments”. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the nine and three months ended December 31, 2013 and 2014.

	Billions of yen
	Nine months ended December 31
	2013	2014
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥0
Private equity investments	0	0
Loans and receivables	2	1
Collateralized agreements(3)	4	4
Other assets(2)	13	4

Total	¥20	¥9

Liabilities:
Short-term borrowings(4)	¥(1)	¥6
Collateralized financing(3)	(3)	(10)
Long-term borrowings(4)(5)	40	(26)
Other liabilities(6)	0	(0)

Total	¥36	¥(30)

	Billions of yen
	Three months ended December 31
	2013	2014
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥0
Loans and receivables	(0)	6
Collateralized agreements(3)	5	(2)
Other assets(2)	13	10

Total	¥19	¥14

Liabilities:
Short-term borrowings(4)	¥(0)	¥1
Collateralized financing(3)	(3)	(10)
Long-term borrowings(4)(5)	(11)	14
Other liabilities(6)	(0)	(0)

Total	¥(14)	¥5

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

Nomura currently carries its investment in the common stock of Ashikaga Holdings Co., Ltd. at fair value through election of the fair value option. Nomura held 37.1% as of December 31, 2014. This investment was reported within Other assets—Other as of December 31, 2014 in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread.

Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥3 billion for the nine months ended December 31, 2013, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥1 billion for the nine months ended December 31, 2014, mainly because of the widening of Nomura’s credit spread.

Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥6 billion for the three months ended December 31, 2013, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥3 billion for the three months ended December 31, 2014, mainly because of the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2014, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥17 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of December 31, 2014, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥11 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 20% of total assets as of March 31, 2014 and 21% as of December 31, 2014.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2014
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,779	¥1,666	¥3,968	¥385	¥8,798

	Billions of yen
	December 31, 2014
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,318	¥2,065	¥3,152	¥575	¥9,110

(1)	Other than above, there were ¥756 billion and ¥643 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2014 and December 31, 2014, respectively. The vast majority of these securities are Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2014 and December 31, 2014.

	Billions of yen
	March 31, 2014(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,490	¥1,490	¥1,490	¥—	¥—
Time deposits	364	364	—	364	—
Deposits with stock exchanges and other segregated cash	336	336	—	336	—
Loans receivable(2)	1,327	1,326	—	1,068	258
Securities purchased under agreements to resell	9,618	9,618	—	9,618	—
Securities borrowed	7,729	7,729	—	7,729	—

Total Assets	¥20,864	¥20,863	¥1,490	¥19,115	¥258

Liabilities:
Short-term borrowings	¥602	¥602	¥—	¥599	¥3
Deposits received at banks	1,114	1,114	—	1,114	0
Securities sold under agreements to repurchase	13,938	13,938	—	13,938	0
Securities loaned	2,360	2,360	—	2,360	—
Long-term borrowings	8,227	8,202	134	7,674	394

Total Liabilities	¥26,241	¥26,216	¥134	¥25,685	¥397

	Billions of yen
	December 31, 2014(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,222	¥1,222	¥1,222	¥—	¥—
Time deposits	347	347	—	347	—
Deposits with stock exchanges and other segregated cash	380	380	—	380	—
Loans receivable(2)	1,667	1,667	—	1,379	288
Securities purchased under agreements to resell	8,658	8,658	—	8,637	21
Securities borrowed	6,904	6,904	—	6,904	—

Total Assets	¥19,178	¥19,178	¥1,222	¥17,647	¥309

Liabilities:
Short-term borrowings	¥578	¥578	¥—	¥576	¥2
Deposits received at banks	1,177	1,177	—	1,177	0
Securities sold under agreements to repurchase	13,481	13,481	—	13,474	7
Securities loaned	2,659	2,659	—	2,659	—
Long-term borrowings	8,564	8,588	92	8,035	461

Total Liabilities	¥26,459	¥26,483	¥92	¥25,921	¥470

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for loan losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2014, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was written down to its estimated fair value of ¥3 billion as a result of this impairment. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

There were no significant nonrecurring fair value measurements recognized as of December 31, 2014,

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2014
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,355	¥(18,481)	¥(936)	¥938

	Billions of yen
	December 31, 2014
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥39,875	¥(36,511)	¥(1,519)	¥1,845

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2014
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥15,761	¥1,922	¥14,911	¥2,254
Interest rate contracts	1,132,306	19,459	1,098,406	19,249
Credit contracts	38,136	1,314	40,310	1,623
Foreign exchange contracts	108,595	3,312	113,915	2,938
Commodity contracts	46	0	37	0

Total	¥1,294,844	¥26,007	¥1,267,579	¥26,064

Derivatives designated as hedging instruments:
Interest rate contracts	¥2,143	¥62	¥296	¥2
Foreign exchange contracts	109	0	116	2

Total	¥2,252	¥62	¥412	¥4

Total derivatives	¥1,297,096	¥26,069	¥1,267,991	¥26,068

	Billions of yen
	December 31, 2014
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥24,633	¥1,767	¥24,212	¥2,002
Interest rate contracts	1,434,427	32,929	1,421,079	32,618
Credit contracts	37,429	1,351	36,938	1,755
Foreign exchange contracts	148,906	7,007	148,688	6,566
Commodity contracts	10	0	77	1

Total	¥1,645,405	¥43,054	¥1,630,994	¥42,942

Derivatives designated as hedging instruments:
Interest rate contracts	¥2,066	¥66	¥50	¥0
Foreign exchange contracts	139	4	142	5

Total	¥2,205	¥70	¥192	¥5

Total derivatives	¥1,647,610	¥43,124	¥1,631,186	¥42,947

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2014 and December 31, 2014, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2014		December 31, 2014
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥1,162	¥1,418	¥1,209	¥1,425
OTC centrally-cleared	—	—	—	—
Exchange-traded	760	836	558	577
Interest rate contracts
OTC settled bilaterally	10,485	10,281	12,861	12,552
OTC centrally-cleared	9,025	8,961	20,113	20,057
Exchange-traded	11	9	21	9
Credit contracts
OTC settled bilaterally	1,180	1,491	1,189	1,598
OTC centrally-cleared	130	128	160	151
Exchange-traded	4	4	2	6
Foreign exchange contracts
OTC settled bilaterally	3,296	2,923	6,990	6,553
OTC centrally-cleared	12	13	16	13
Exchange-traded	4	4	5	5
Commodity contracts
OTC settled bilaterally	0	0	0	0
OTC centrally-cleared	—	—	—	—
Exchange-traded	0	0	0	1

Total gross derivative balances(2)	¥26,069	¥26,068	¥43,124	¥42,947
Less: Amounts offset in the consolidated balance sheets(3)	(23,764)	(24,030)	(40,242)	(40,237)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥2,305	¥2,038	¥2,882	¥2,710
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(168)	(44)	(294)	(34)
Cash collateral	(0)	(0)	—	(2)

Net amount	¥2,137	¥1,994	¥2,588	¥2,674

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2014, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥744 billion and ¥808 billion, respectively. As of December 31, 2014, the gross balance of such derivative assets and derivative liabilities was ¥1,630 billion and ¥1,889 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2014, Nomura offset a total of ¥1,283 billion of cash collateral receivables against net derivative liabilities and ¥1,017 billion of cash collateral payables against net derivative assets. As of December 31, 2014, Nomura offset a total of ¥1,691 billion of cash collateral receivables against net derivative liabilities and ¥1,696 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2014, a total of ¥203 billion of cash collateral receivables and ¥643 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of December 31, 2014, a total of ¥222 billion of cash collateral receivables and ¥704 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following tables present amounts included in the consolidated statements of income related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Nine months ended December 31
	2013	2014
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(89)	¥(30)
Interest rate contracts	101	22
Credit contracts	(54)	(20)
Foreign exchange contracts	(174)	(185)
Commodity contracts	0	(0)

Total	¥(216)	¥(213)

	Billions of yen
	Three months ended December 31
	2013	2014
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(107)	¥130
Interest rate contracts	65	80
Credit contracts	(17)	(11)
Foreign exchange contracts	(55)	(128)
Commodity contracts	0	(0)

Total	¥(114)	¥71

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the nine and three months ended December 31, 2013 and 2014, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

The following tables present amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Nine months ended December 31
	2013	2014
Derivatives designated as hedging instruments:
Interest rate contracts	¥(4)	¥22

Total	¥(4)	¥22

Hedged items:
Long-term borrowings	¥4	¥(22)

Total	¥4	¥(22)

	Billions of yen
	Three months ended December 31
	2013	2014
Derivatives designated as hedging instruments:
Interest rate contracts	¥1	¥9

Total	¥1	¥9

Hedged items:
Long-term borrowings	¥(1)	¥(9)

Total	¥(1)	¥(9)

Net investment hedges

Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables present gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Nine months ended December 31
	2013	2014
Hedging instruments:
Foreign exchange contracts	¥(9)	¥(2)

Total	¥(9)	¥(2)

	Billions of yen
	Three months ended December 31
	2013	2014
Hedging instruments:
Foreign exchange contracts	¥(8)	¥(3)

Total	¥(8)	¥(3)

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the nine months ended December 31, 2013 and 2014. The amount of gains (losses) was not significant during the three months ended December 31, 2013 and 2014.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit risk related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit risk related contingent features that were in a liability position as of March 31, 2014, was ¥973 billion with related collateral pledged of ¥747 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2014, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥102 billion.

The aggregate fair value of all derivative instruments with credit risk related contingent features that were in a liability position as of December 31, 2014, was ¥1,060 billion with related collateral pledged of ¥897 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of December 31, 2014, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥25 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2014 and December 31, 2014.

	Billions of yen
	March 31, 2014
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(235)	¥21,070	¥4,167	¥8,306	¥6,610	¥1,987	¥18,689
Credit default indices	(32)	9,082	1,215	3,552	3,582	733	7,704
Other credit risk related portfolio products	123	1,574	523	398	201	452	1,097
Credit risk related options and swaptions	(1)	676	—	—	504	172	548

Total	¥(145)	¥32,402	¥5,905	¥12,256	¥10,897	¥3,344	¥28,038

	Billions of yen
	December 31, 2014
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥10	¥21,474	¥4,626	¥8,500	¥6,671	¥1,677	¥19,171
Credit default indices	(11)	9,205	2,029	3,430	3,183	563	8,243
Other credit risk related portfolio products	(3)	720	355	222	127	16	326
Credit risk related options and swaptions	0	203	—	—	203	—	110

Total	¥(4)	¥31,602	¥7,010	¥12,152	¥10,184	¥2,256	¥27,850

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2014
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,125	¥1,331	¥5,232	¥7,362	¥3,231	¥1,789	¥21,070
Credit default indices	86	23	4,445	2,884	1,341	303	9,082
Other credit risk related portfolio products	22	—	1	—	4	1,547	1,574
Credit risk related options and swaptions	—	—	387	195	94	—	676

Total	¥2,233	¥1,354	¥10,065	¥10,441	¥4,670	¥3,639	¥32,402

	Billions of yen
	December 31, 2014
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,349	¥1,546	¥5,197	¥7,683	¥2,900	¥1,799	¥21,474
Credit default indices	91	21	4,249	3,251	1,276	317	9,205
Other credit risk related portfolio products	39	—	9	535	20	117	720
Credit risk related options and swaptions	—	—	161	—	—	42	203

Total	¥2,479	¥1,567	¥9,616	¥11,469	¥4,196	¥2,275	¥31,602

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

4. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. These transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen
	March 31, 2014
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥20,244	¥7,729	¥24,564	¥2,602
Less: Amounts offset in the consolidated balance sheets(2)	(10,626)	(5)	(10,626)	(5)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,618	¥7,724	¥13,938	¥2,597

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(7,930)	(5,725)	(9,867)	(2,235)
Cash collateral	(0)	—	(0)	—

Net amount	¥1,688	¥1,999	¥4,071	¥362

	Billions of yen
	December 31, 2014
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥24,609	¥6,894	¥29,432	¥2,798
Less: Amounts offset in the consolidated balance sheets(2)	(15,951)	(1)	(15,951)	(1)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥8,658	¥6,893	¥13,481	¥2,797

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(6,421)	(5,323)	(10,639)	(2,510)
Cash collateral	(0)	—	(0)	—

Net amount	¥2,237	¥1,570	¥2,842	¥287

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost. As of March 31, 2014, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,278 billion and ¥3,918 billion, respectively. As of March 31, 2014, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,751 billion and ¥137 billion, respectively. As of December 31, 2014, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥2,027 billion and ¥2,724 billion, respectively. As of December 31, 2014, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,255 billion and ¥12 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.

(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows.

	Billions of yen
	March 31, 2014	December 31, 2014
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥35,530	¥43,706
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	28,959	36,094

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below.

	Millions of yen
	March 31, 2014	December 31, 2014
Trading assets:
Equities and convertible securities	¥174,753	¥146,758
Government and government agency securities	991,430	1,241,239
Bank and corporate debt securities	150,183	264,518
Commercial mortgage-backed securities (“CMBS”)	35,671	38,952
Residential mortgage-backed securities (“RMBS”)	1,141,726	1,566,560
Collateralized debt obligations (“CDO”) and other(1)	82,237	112,194
Investment trust funds and other	18,503	56,946

Total	¥2,594,503	¥3,427,167

Deposits with stock exchanges and other segregated cash	¥4,630	¥—
Non-trading debt securities	¥42,087	¥47,646
Investments in and advances to affiliated companies	¥28,642	¥31,369

(1)	Includes CLO and ABS (such as on credit card loans, auto loans and student loans).

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31, 2014	December 31, 2014
Loans and receivables	¥141	¥3,732
Trading assets	1,293,036	1,727,393
Office buildings, land, equipment and facilities	5,236	5,384
Non-trading debt securities	370,239	325,532
Other	78	68

Total	¥1,668,730	¥2,062,109

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

5. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2014 and December 31, 2014.

	Millions of yen
	March 31, 2014
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥138,973	¥842	¥86	¥139,729
Other debt securities(2)	129,311	6,851	91	136,071
Equity securities	38,157	14,508	43	52,622

Total	¥306,441	¥22,201	¥220	¥328,422

	Millions of yen
	December 31, 2014
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥115,147	¥4,984	¥45	¥120,086
Other debt securities(2)	151,332	21,985	13	173,304
Equity securities	36,934	17,643	144	54,433

Total	¥303,413	¥44,612	¥202	¥347,823

(1)	Primarily Japanese government, agency and municipal securities.
(2)	Primarily corporate debt securities.

For the nine months ended December 31, 2013, non-trading securities of ¥110,649 million were disposed of resulting in ¥1,823 million of realized gains and ¥78 million of realized losses. Total proceeds received from these disposals were ¥112,394 million. For the nine months ended December 31, 2014, non-trading securities of ¥61,352 million were disposed of resulting in ¥4,509 million of realized gains and ¥15 million of realized losses. Total proceeds received from these disposals were ¥65,846 million.

For the three months ended December 31, 2013, non-trading securities of ¥12,228 million were disposed of resulting in ¥1 million of realized gains and ¥36 million of realized losses. Total proceeds received from these disposals were ¥12,193 million. For the three months ended December 31, 2014, non-trading securities of ¥19,032 million were disposed of resulting in ¥4,046 million of realized gains and ¥2 million of realized losses. Total proceeds received from these disposals were ¥23,076 million.

Related gains and losses were computed using the average method. For the nine months ended December 31, 2014, there were no transfers of non-trading securities to trading assets.

The following table presents the fair value of residual contractual maturity of non-trading debt securities as of December 31, 2014. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	December 31, 2014
	Total	Years to maturity
		Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥293,390	¥35,317	¥123,136	¥99,253	¥35,684

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2014 and December 31, 2014.

	Millions of yen
	March 31, 2014
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥54,007	¥82	¥2,294	¥4	¥56,301	¥86
Other debt securities	8,106	91	—	—	8,106	91
Equity securities	498	43	—	—	498	43

Total	¥62,611	¥216	¥2,294	¥4	¥64,905	¥220

	Millions of yen
	December 31, 2014
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥5,802	¥4	¥11,819	¥41	¥17,621	¥45
Other debt securities	7,387	13	—	—	7,387	13
Equity securities	2,509	144	—	—	2,509	144

Total	¥15,698	¥161	¥11,819	¥41	¥27,517	¥202

As of March 31, 2014, the total number of non-trading securities in unrealized loss positions was approximately 60. As of December 31, 2014, the total number of non-trading securities in unrealized loss positions was approximately 20.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is recognized through earnings and any non-credit loss component recognized within Other comprehensive income (loss).

For the nine and three months ended December 31, 2013, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥57 million and ¥9 million, respectively. For the nine months ended December 31, 2013, other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities was ¥25 million. For the three months ended December 31, 2013, other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities was not significant. For the nine and three months ended December 31, 2013, Other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities and the subsequent changes in the fair value within Other comprehensive income (loss) were ¥(60) million and ¥2 million.

For the nine and three months ended December 31, 2014, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥15 million and ¥0 million. For the nine and three months ended December 31, 2014, other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities were ¥98 million and ¥98 million, respectively. Other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities within Other comprehensive income (loss) were ¥41 million and ¥41 million.

Other gross unrealized losses of non-trading securities were considered temporary.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the nine and three months ended December 31, 2013, Nomura received cash proceeds from SPEs in new securitizations of ¥324 billion and ¥123 billion, respectively, and there was no associated profit on sale. For the nine and three months ended December 31, 2014, Nomura received cash proceeds from SPEs in new securitizations of ¥191 billion and ¥25 billion, respectively, and there was no associated profit on sale. For the nine and three months ended December 31, 2013, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,179 billion and ¥362 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥674 billion and ¥178 billion, respectively. For the nine and three months ended December 31, 2014, Nomura received debt securities issued by these SPEs with an initial fair value of ¥744 billion and ¥265 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥441 billion and ¥149 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,035 billion and ¥5,496 billion as of March 31, 2014 and December 31, 2014, respectively. Nomura’s retained interests were ¥215 billion and ¥204 billion, as of March 31, 2014 and December 31, 2014, respectively. For the nine months and three months ended December 31, 2013, Nomura received cash flows of ¥34 billion and ¥5 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the nine and three months ended December 31, 2014, Nomura received cash flows of ¥16 billion and ¥5 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥4 billion and ¥2 billion as of March 31, 2014 and December 31, 2014, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥195	¥—	¥195	¥195	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	19	1	20	1	19

Total	¥—	¥214	¥1	¥215	¥196	¥19

	Billions of yen
	December 31, 2014
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥198	¥—	¥198	¥198	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	6	0	6	0	6

Total	¥—	¥204	¥0	¥204	¥198	¥6

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1)
	March 31, 2014	December 31, 2014
Fair value of retained interests(1)	¥201	¥187
Weighted-average life (Years)	7.5	6.8
Constant prepayment rate	6.2%	5.8%
Impact of 10% adverse change	(2.3)	(2.4)
Impact of 20% adverse change	(4.0)	(4.4)
Discount rate	5.3%	3.5%
Impact of 10% adverse change	(1.5)	(1.0)
Impact of 20% adverse change	(2.6)	(2.0)

(1)	The sensitivity analysis covers the material retained interests held of ¥201 billion out of ¥215 billion as of March 31, 2014 and ¥187 billion out of ¥204 billion as of December 31, 2014.
Nomura considers the amount and the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2014	December 31, 2014
Assets
Trading assets
Equities	¥99	¥74
Debt securities	64	56
Mortgage and mortgage-backed securities	23	22
Long-term loans receivable	7	—

Total	¥193	¥152

Liabilities
Long-term borrowings	¥182	¥150

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as re-securitizations of mortgage backed securities and other asset repackaged notes, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the trust. In these cases, Nomura focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of investors share responsibility for the design of the transaction, Nomura does not consolidate the VIE. Nomura has sponsored numerous re-securitization and asset repackaged notes transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with investors. In some cases, however, Nomura has consolidated such VIEs, in each case where it was determined that investors did not share in the responsibility for the design of the transactions, as evidenced by less than significant purchases of the resulting securities by investors upon initiation.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2014	December 31, 2014
Consolidated VIE assets
Cash and cash equivalents	¥18	¥19
Trading assets
Equities	289	433
Debt securities	393	461
Mortgage and mortgage-backed securities	66	115
Derivatives	2	3
Private equity investments	1	1
Securities purchased under agreements to resell	32	20
Office buildings, land, equipment and facilities	12	20
Other(1)	70	28

Total	¥883	¥1,100

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥33	¥19
Derivatives	9	10
Securities sold under agreements to repurchase	23	4
Borrowings
Long-term borrowings	424	680
Other	4	2

Total	¥493	¥715

(1)	Includes aircraft purchase deposits of ¥5 billion as of March 31, 2014. There was no aircraft purchase deposit as of December 31, 2014, due to the completion of aircraft delivery. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 15 “Commitments, contingencies and guarantees” for further information.

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2014
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥67	¥—	¥67
Debt securities	211	—	211
Mortgage and mortgage-backed securities	2,308	—	2,308
Investment trust funds and other	185	—	185
Derivatives	0	—	4
Private equity investments	25	—	25
Loans
Short-term loans	11	—	11
Long-term loans	164	—	164
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	49

Total	¥2,975	¥—	¥3,028

	Billions of yen
	December 31, 2014
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥106	¥—	¥106
Debt securities	255	—	255
Mortgage and mortgage-backed securities	2,771	—	2,771
Investment trust funds and other	375	—	375
Derivatives	—	0	2
Private equity investments	25	—	25
Loans
Short-term loans	15	—	15
Long-term loans	329	—	329
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	57

Total	¥3,880	¥0	¥3,939

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2014
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥274,966	¥44	¥275,010
Short-term secured margin loans	421,809	—	421,809
Inter-bank money market loans	42,885	—	42,885
Corporate loans	284,259	303,912	588,171

Total loans receivable	¥1,023,919	¥303,956	¥1,327,875

Advances to affiliated companies	5,797	—	5,797

Total	¥1,029,716	¥303,956	¥1,333,672

	Millions of yen
	December 31, 2014
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥310,645	¥—	¥310,645
Short-term secured margin loans	434,111	—	434,111
Inter-bank money market loans	20,357	—	20,357
Corporate loans	582,233	320,673	902,906

Total loans receivable	¥1,347,346	¥320,673	¥1,668,019

Advances to affiliated companies	3,152	—	3,152

Total	¥1,350,498	¥320,673	¥1,671,171

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

The amounts of significant purchases of corporate loans during the nine and three months ended December 31, 2013, were ¥56,598 million and ¥19,940 million, respectively. During the same period, there were no significant sales of loans receivable and reclassifications of loans receivable to trading assets. The amounts of significant purchases of corporate loans during the nine and three months ended December 31, 2014, were ¥79,811 million and ¥17,502 million, respectively. The amounts of significant sales of corporate loans during the nine and three months ended December 31, 2014, were ¥15,187 million and ¥6,551 million, respectively. During the same period, there were no significant reclassifications of loans receivable to trading assets.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the allowance for losses for the nine and three months ended December 31, 2013 and 2014.

	Millions of yen
	Nine months ended December 31, 2013
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258
Provision for losses	(90)	(6)	—	0	(28)	(124)	1,250	1,126
Charge-offs	(2)	—	—	—	—	(2)	(134)	(136)
Other(1)	(0)	—	—	0	—	0	39	39

Ending balance	¥697	¥20	¥—	¥95	¥1	¥813	¥2,474	¥3,287

	Millions of yen
	Nine months ended December 31, 2014
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009
Provision for losses	(140)	92	—	(4)	1	(51)	223	172
Charge-offs	—	—	—	—	—	—	(172)	(172)
Other(1)	—	9	—	0	—	9	60	69

Ending balance	¥538	¥188	¥—	¥78	¥2	¥806	¥2,272	¥3,078

	Millions of yen
	Three months ended December 31, 2013
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥697	¥19	¥—	¥125	¥1	¥842	¥2,363	¥3,205
Provision for losses	—	1	—	(30)	—	(29)	83	54
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	—	—	0	—	0	28	28

Ending balance	¥697	¥20	¥—	¥95	¥1	¥813	¥2,474	¥3,287

	Millions of yen
	Three months ended December 31, 2014
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥539	¥52	¥—	¥69	¥1	¥661	¥2,093	¥2,754
Provision for losses	(1)	127	—	9	1	136	189	325
Charge-offs	—	—	—	—	—	—	(51)	(51)
Other(1)	—	9	—	0	—	9	41	50

Ending balance	¥538	¥188	¥—	¥78	¥2	¥806	¥2,272	¥3,078

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2014 and December 31, 2014.

	Millions of yen
	March 31, 2014
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥3	¥—	¥—	¥7	¥—	¥10
Evaluated collectively	675	87	—	75	1	838

Total allowance for loan losses	¥678	¥87	¥—	¥82	¥1	¥848

Loans by impairment methodology
Evaluated individually	¥4,374	¥103,345	¥42,885	¥275,753	¥882	¥427,239
Evaluated collectively	270,592	318,464	—	8,506	4,915	602,477

Total loans	¥274,966	¥421,809	¥42,885	¥284,259	¥5,797	¥1,029,716

	Millions of yen
	December 31, 2014
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥2	¥126	¥—	¥7	¥—	¥135
Evaluated collectively	536	62	—	71	2	671

Total allowance for loan losses	¥538	¥188	¥—	¥78	¥2	¥806

Loans by impairment methodology
Evaluated individually	¥3	¥175,666	¥20,357	¥574,465	¥174	¥770,665
Evaluated collectively	310,642	258,445	—	7,768	2,978	579,833

Total loans	¥310,645	¥434,111	¥20,357	¥582,233	¥3,152	¥1,350,498

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2014, there were ¥6,022 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

As of December 31, 2014, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2014, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

As of December 31, 2014, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the nine and three months ended December 31, 2013 and 2014, was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2014 and December 31, 2014.

	Millions of yen
	March 31, 2014
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥98,356	¥33,669	¥—	¥34,740	¥166,765
Unsecured loans at banks	108,199	—	2	—	108,201
Short-term secured margin loans	—	—	—	421,809	421,809
Secured inter-bank money market loans	12,885	—	—	—	12,885
Unsecured inter-bank money market loans	30,000	—	—	—	30,000
Secured corporate loans	136,302	107,141	5,719	1,938	251,100
Unsecured corporate loans	3,395	26,902	—	2,862	33,159
Advances to affiliated companies	4,915	594	—	288	5,797

Total	¥394,052	¥168,306	¥5,721	¥461,637	¥1,029,716

	Millions of yen
	December 31, 2014
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥102,569	¥36,931	¥—	¥36,709	¥176,209
Unsecured loans at banks	128,731	5,703	2	—	134,436
Short-term secured margin loans	—	—	—	434,111	434,111
Secured inter-bank money market loans	6,159	—	—	—	6,159
Unsecured inter-bank money market loans	14,198	—	—	—	14,198
Secured corporate loans	319,516	251,106	1,744	2,607	574,973
Unsecured corporate loans	3,772	—	—	3,488	7,260
Advances to affiliated companies	2,978	174	—	—	3,152

Total	¥577,923	¥293,914	¥1,746	¥476,915	¥1,350,498

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

8. Leases:

Lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31, 2014			December 31, 2014
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,447	¥(1,334)	¥2,113	¥3,448	¥(1,415)	¥2,033
Aircraft	8,269	(954)	7,315	21,454	(1,265)	20,189

Total	¥11,716	¥(2,288)	¥9,428	¥24,902	¥(2,680)	¥22,222

(1)	The amounts of cost, accumulated depreciation and net carrying amount are including those for the portion utilized by Nomura.

Nomura recognized rental income of ¥1,369 million and ¥370 million for the nine and three months ended December 31, 2013, respectively, And ¥1,034 million and ¥476 million for the nine and three months ended December 31, 2014, respectively. These are included in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on non-cancellable operating leases as of December 31, 2014 were ¥15,679 million and these future minimum payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Future minimum lease payments to be received	¥15,679	¥1,935	¥1,950	¥1,698	¥1,569	¥1,096	¥7,431

Lessee

Nomura leases its office space, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under non-cancelable operating leases. Rental expenses, net of sublease rental income, for the nine and three months ended December 31, 2013 were ¥35,250 million and ¥11,674 million, respectively, and for the nine and three months ended December 31, 2014 were ¥35,391 million and ¥11,957 million, respectively.

The following table presents future minimum lease payments under non-cancelable operating leases having initial or remaining terms in excess of one year as of December 31, 2014:

Millions of yen
December 31, 2014
Total future minimum lease payments	¥169,833
Less: Sublease rental income	(8,557)

Net future minimum lease payments	¥161,276

The future minimum lease payments above are scheduled as below as of December 31, 2014:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Future minimum lease payments	¥169,833	¥18,412	¥16,555	¥15,223	¥13,833	¥12,612	¥93,198

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes it at the lower of the fair value or present value of minimum lease payments, which is reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amount of capital lease assets as of March 31, 2014 and December 31, 2014 were ¥33,294 million and ¥36,131 million, respectively, and accumulated depreciations on such capital lease assets as of March 31, 2014 and December 31, 2014 were ¥4,579 million and ¥6,039 million, respectively.

The following table presents future minimum lease payments under capital leases as of December 31, 2014:

Millions of yen
December 31, 2014
Total future minimum lease payments	¥70,371
Less: Amount representing interest	(38,121)

Present value of net future minimum lease payments	¥32,250

The future minimum lease payments above are scheduled as below as of December 31, 2014:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Future minimum lease payments	¥70,371	¥2,843	¥4,658	¥4,627	¥4,415	¥4,605	¥49,223

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

9. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31, 2014	December 31, 2014
Other assets—Other:
Securities received as collateral	¥236,808	¥138,040
Goodwill and other intangible assets(1)	115,143	125,422
Deferred tax assets	22,018	29,706
Investments in equity securities for other than operating purposes	133,742	137,304
Other	276,463	314,775

Total	¥784,174	¥745,247

Other liabilities:
Obligation to return securities received as collateral	¥236,808	¥138,040
Accrued income taxes	31,630	39,444
Other accrued expenses and provisions	396,677	404,537
Other(2)	476,635	559,458

Total	¥1,141,750	¥1,141,479

(1)	For the nine months ended December 31, 2013 and December 31, 2014, Nomura recognized impairment losses on goodwill of ¥2,047 million and ¥3,188 million respectively, within Other in Nomura’s segment information. These are due to declines in the fair values of a reporting unit caused by decreases in expected cash flows arising from the changes in the economic environment. These impairment losses were recorded within Non-interest expenses—Other in the consolidated statements of income. The fair values were determined using DCF valuation techniques.
(2)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. The amounts of carrying values were ¥270,950 million and ¥260,919 million and estimated fair values were ¥274,991 million and ¥263,952 million, as of March 31, 2014 and as of December 31, 2014, respectively. Fair value is estimated by discounting future cash flows and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31
	2013	2014
Basic—
Net income attributable to NHI shareholders	¥152,335	¥142,771
Weighted average number of shares outstanding	3,707,756,280	3,655,507,837
Net income attributable to NHI shareholders per share	¥41.09	¥39.06

Diluted—
Net income attributable to NHI shareholders	¥152,290	¥142,732
Weighted average number of shares outstanding	3,823,205,544	3,753,008,354
Net income attributable to NHI shareholders per share	¥39.83	¥38.03

	Millions of yen except per share data presented in yen
	Three months ended December 31
	2013	2014
Basic—
Net income attributable to NHI shareholders	¥48,329	¥70,039
Weighted average number of shares outstanding	3,711,045,342	3,643,628,243
Net income attributable to NHI shareholders per share	¥13.02	¥19.22

Diluted—
Net income attributable to NHI shareholders	¥48,305	¥70,014
Weighted average number of shares outstanding	3,818,576,312	3,739,460,566
Net income attributable to NHI shareholders per share	¥12.65	¥18.72

Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the nine and three months ended December 31, 2013 and 2014, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted earnings per share (“EPS”) reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company, which would have minimal impact on EPS for the nine and three months ended December 31, 2013 and 2014.

Antidilutive stock options to purchase 8,974,500 common shares were not included in the computation of diluted EPS for the nine and three months ended December 31, 2013, respectively. Antidilutive stock options to purchase 9,759,100 common shares were not included in the computation of diluted EPS for the nine and three months ended December 31, 2014, respectively.

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans includes the following components.

Japanese entities’ plans—

	Millions of yen
	Nine months ended December 31
	2013	2014
Service cost	¥6,328	¥5,884
Interest cost	2,581	2,318
Expected return on plan assets	(3,728)	(4,299)
Amortization of net actuarial losses	2,004	1,595
Amortization of prior service cost	(861)	(861)

Net periodic benefit cost	¥6,324	¥4,637

	Millions of yen
	Three months ended December 31
	2013	2014
Service cost	¥2,091	¥2,002
Interest cost	860	773
Expected return on plan assets	(1,242)	(1,433)
Amortization of net actuarial losses	668	532
Amortization of prior service cost	(287)	(288)

Net periodic benefit cost	¥2,090	¥1,586

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

12. Restructuring initiatives:

During the second quarter of the year ended March 31, 2013, Nomura undertook a further restructuring initiative focusing on its Wholesale Division to revise business models and increase business efficiencies. This restructuring initiative was largely completed during the year ended March 31, 2014 and therefore the amount of further restructuring cost to be incurred going forward is not expected to be material.

As a result of this restructuring initiative, Nomura recognized a cumulative total of ¥18,238 million of the restructuring costs as of December 31, 2014. These restructuring costs were primarily reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Nomura didn’t recognize the restructuring costs in the consolidated statements of income during the nine months ended December 31, 2014. Outstanding liabilities relating to these restructuring costs including currency translation adjustments were ¥3,760 million as of March 31, 2014 and ¥2,545 million as of December 31, 2014. For the nine months ended December 31, 2014, ¥1,502 million of these liabilities was settled.

13. Income taxes:

Our effective statutory tax rates were 38% for the nine and three months ended December 31, 2013 and 36% for the nine and three months ended December 31, 2014, respectively. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011 and the fourth quarter ended March 31, 2014, our effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2014, and 36% thereafter.

For the nine months ended December 31, 2013, the difference between the effective statutory tax rate of 38% and the effective tax rate of 43.7% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and changes in domestic tax laws reduced the effective tax rate.

For the three months ended December 31, 2013, the difference between the effective statutory tax rate of 38% and the effective tax rate of 43.5% was mainly due to non-deductible expenses, and an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenues and changes in domestic tax laws reduced the effective tax rate.

For the nine months ended December 31, 2014, the difference between the effective statutory tax rate of 36% and the effective tax rate of 40.6% was mainly due to non-deductible expenses, an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenue reduced the effective tax rate.

For the three months ended December 31, 2014, the difference between the effective statutory tax rate of 36% and the effective tax rate of 40.3% was mainly due to non-deductible expenses, an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenue and different tax rate applicable to income (loss) of foreign subsidiaries reduced the effective tax rate.

14. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows.

	Millions of yen
	Nine months ended December 31, 2013
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(38,875)	¥83,636	¥(114)	¥83,522	¥44,647
Pension liability adjustment	(28,518)	1,166	743	1,909	(26,609)
Net unrealized gain on non-trading securities	9,998	4,186	(861)	3,325	13,323

Total	¥(57,395)	¥88,988	¥(232)	¥88,756	¥31,361

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows.

Millions of yen
Nine months ended December 31, 2013
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥1,663	Gain (loss) on investments in equity securities
	(503)	Income tax expense

	1,160	Net income

	(299)	Net income attributable to noncontrolling interests
	¥861	Net income attributable to NHI shareholders

Changes in accumulated other comprehensive income (loss) are as follows.

	Millions of yen
	Nine months ended December 31, 2014
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥27,704	¥119,243	¥(114)	¥119,129	¥146,833
Pension liability adjustment	(18,809)	279	478	757	(18,052)
Net unrealized gain on non-trading securities	11,741	16,472	(2,295)	14,177	25,918

Total	¥20,636	¥135,994	¥(1,931)	¥134,063	¥154,699

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows.

Millions of yen
Nine months ended December 31, 2014
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥4,381	Gain (loss) on investments in equity securities
	(1,331)	Income tax expense

	3,050	Net income

	(755)	Net income attributable to noncontrolling interests
	¥2,295	Net income attributable to NHI shareholders

See Note 5 “Non-trading securities” for further information.

Changes in accumulated other comprehensive income (loss) are as follows.

	Millions of yen
	Three months ended December 31, 2013
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(11,973)	¥56,649	¥(29)	¥56,620	¥44,647
Pension liability adjustment	(27,216)	359	248	607	(26,609)
Net unrealized gain on non-trading securities	10,610	2,679	34	2,713	13,323

Total	¥(28,579)	¥59,687	¥253	¥59,940	¥31,361

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows.

Millions of yen
Three months ended December 31, 2013
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥(45)	Gain (loss) on investments in equity securities
	(1)	Income tax expense

	(46)	Net income

	12	Net income attributable to noncontrolling interests
	¥(34)	Net income attributable to NHI shareholders

Changes in accumulated other comprehensive income (loss) are as follows.

	Millions of yen
	Three months ended December 31, 2014
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥72,082	¥74,816	¥(65)	¥74,751	¥146,833
Pension liability adjustment	(18,646)	436	158	594	(18,052)
Net unrealized gain on non-trading securities	17,097	10,903	(2,082)	8,821	25,918

Total	¥70,533	¥86,155	¥(1,989)	¥84,166	¥154,699

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows.

Millions of yen
Three months ended December 31, 2014
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥3,946	Gain (loss) on investments in equity securities
	(1,182)	Income tax expense

	2,764	Net income

	(682)	Net income attributable to noncontrolling interests
	¥2,082	Net income attributable to NHI shareholders

See Note 5 “Non-trading securities” for further information.

15. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by clients. The outstanding commitments under these agreements are included in below commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in below commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in below commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31, 2014	December 31, 2014
Commitments to extend credit	¥479,634	¥689,154
Commitments to invest in partnerships	18,460	34,715
Commitments to purchase aircraft	4,409	—

As of December 31, 2014, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥689,154	¥121,655	¥79,967	¥211,079	¥276,453
Commitments to invest in partnerships	34,715	8,316	388	14,007	12,004
Commitments to purchase aircraft	—	—	—	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future credit exposure or cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible loss for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (the “Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose entity (“SPE”) established at the request of NIP. These are proceedings to challenge the SPE’s rights over approximately $156 million in an account held in Switzerland. The SPE, which is consolidated by NIP, has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPE does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies. NIP was notified on October 2, 2014 that the court has found that the SPE alone is entitled to the funds. Bank Mutiara has appealed this decision. NIP will vigorously contest the appeal. Due to the uncertainties involved, the Company cannot currently estimate the maximum reasonably possible loss from this matter but believes it is significantly less than the amount referred to above, as supported by the court’s conclusion.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. Due to the legal and factual uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleges that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has appealed to the Ninth Circuit and the appeal is pending. NCUA’s claim against NAAC is proceeding. Due to the legal and factual uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases. The case is scheduled to be tried before the Judge beginning March 16, 2015. Due to certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding; the Supreme Court vacated that decision and remanded the matter to the Tenth Circuit Court of Appeals for reconsideration in light of recent Supreme Court authority. Upon remand, the Tenth Circuit reinstated its decision, and the parties are involved in the discovery process. Due to the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of RMBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in RMBS from five different offerings. The plaintiffs allege that the offering materials contained fraudulent misrepresentations regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. The Court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR700 million. In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim is founded. The level of damages sought by FMPS is not specified. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. To date, these seizure orders have not been validated by the Italian Courts. The Public Prosecutor lodged an appeal against the Italian Courts’ decisions, which was heard at the Supreme Court in Rome on March 25, 2014. The Supreme Court determined that the appeal should be denied in part, but that the case should be sent back to the lower court for further consideration in relation to one element of the case. At a hearing on September 17, 2014 where the seizure order was to be reconsidered, the Public Prosecutor’s office withdrew its seizure order appeal. This means that the seizure order proceedings in Siena have now concluded with no seizure order in place against NIP or NBI. However, the investigation file has now been transferred to the Public Prosecutor’s office in Milan which will continue the criminal investigation going forward. The extent or scope of that investigation is not currently clear. Additionally, NIP commenced a claim against MPS in the English Courts in March 2013. The claim is for declaratory relief confirming that the Transactions remain valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleges in its Counterclaim that NIP is liable to make restitution of a net amount of approximately EUR 1.5 billion, and seeks declarations regarding the illegality and invalidity of the Transactions. NIP filed and served its Reply and Defence to Counterclaim in June 2014 and continues to vigorously defend its position in each of the aforementioned proceedings. It is not possible for the Company to estimate the amount of reasonably possible loss in these proceedings. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the amount of any potential liability can be reasonably estimated for these claims. The Company cannot predict if, how, or when the claims will be resolved or what any eventual settlement, fine, penalty or other relief may be, particularly since the claims are at an early stage in their development and the claimants are seeking substantial damages.

On July 15, 2014, NIP received, with no advance notice, a seizure order dated July 7, 2014 from the Court in Palermo, Sicily which restricted receipt of a coupon payment of EUR 6.9 million that was due from the Region of Sicily (“Sicily”) to NIP in connection with certain interest rate derivatives transactions entered into in 2005 and 2006. On July 25, 2014, NIP also received, also with no advance notice, a seizure order dated July 23, 2014 from the Court which placed restrictions on a further EUR 98.3 million of cash and other financial assets, said to be the alleged profit made by NIP in connection with certain transactions entered between 2001 and 2006. NIP successfully appealed both seizure orders which have therefore been annulled by the Court in Palermo. The Public Prosecutor’s office in Palermo has appealed the annulment of the seizure order dated July 23, 2014. Both orders were limited to Nomura’s Italian operations and therefore not expected to have an impact on Nomura’s operation or activities outside of Italy. The current transaction with Sicily remains in force. No civil proceedings have been served on NIP. Given the lack of information available at the present time, and that numerous legal and factual issues may need to be investigated, it is not possible for the Company to estimate the amount of reasonably possible loss in this matter.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.24 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011 and an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit. The specified amounts alleged are the Company’s current estimate of the maximum reasonably possible loss from these matters.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The Company’s policy called for review of each claim received, and its subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims are at early stages and involve substantial legal uncertainty.

As at February 6, 2015, the total original principal amount of loans that are the subject of repurchase claims against the relevant subsidiaries is $3,203 million, including claims that are the subject of pending breach of contract actions. It should be noted, however, that the above amount does not include loans with a total original principal balance of $1,818 million that are the subject of repurchase claims rejected by the relevant subsidiaries as time-barred based on current law including a decision by the intermediate appellate court of New York State that claims alleging breach of representation must be brought within six years of the time the representation was made. The decision is currently being appealed by plaintiff, but the Company believes the decision will stand. Due to the many legal and factual uncertainties involved, the Company cannot provide an estimate of reasonably possible loss for repurchase claims that relevant subsidiaries have decided to reject.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2014		December 31, 2014
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥5,155,198	¥195,466,506	¥7,152,581	¥272,165,496
Standby letters of credit and other guarantees(3)	276	11,509	298	9,737

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2014 is ¥6,487 million and as of December 31, 2014 is ¥7,329 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of December 31, 2014.

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥7,152,581	¥272,165,496	¥110,132,139	¥74,203,574	¥23,518,384	¥64,311,399
Standby letters of credit and other guarantees	298	9,737	14	112	—	9,611

16. Segment and geographic information:

Operating segments—

Nomura’s business operation and financial performance reports are prepared based on the Retail, the Asset Management and the Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

The majority of gains and losses arising from election of the fair value option for the investment in Ashikaga Holdings has historically been reported within the Wholesale business segment. However as a result of the listing of Ashikaga Holdings in the First Section of Tokyo Stock Exchange on December 19, 2013, such gains and losses are now reported within the Other segment in Other.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2013
Non-interest revenue	¥409,649	¥57,079	¥471,361	¥108,563	¥1,046,652
Net interest revenue	4,398	2,936	95,262	(516)	102,080

Net revenue	414,047	60,015	566,623	108,047	1,148,732
Non-interest expenses	245,313	38,226	488,301	122,246	894,086

Income (loss) before income taxes	¥168,734	¥21,789	¥78,322	¥(14,199)	¥254,646

Nine months ended December 31, 2014
Non-interest revenue	¥350,035	¥65,119	¥434,329	¥224,708	¥1,074,191
Net interest revenue	3,556	3,349	124,070	(52,627)	78,348

Net revenue	353,591	68,468	558,399	172,081	1,152,539
Non-interest expenses	232,651	43,037	530,000	122,176	927,864

Income (loss) before income taxes	¥120,940	¥25,431	¥28,399	¥49,905	¥224,675

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2013
Non-interest revenue	¥126,449	¥19,841	¥157,623	¥34,707	¥338,620
Net interest revenue	1,526	1,374	31,043	659	34,602

Net revenue	127,975	21,215	188,666	35,366	373,222
Non-interest expenses	80,302	12,289	160,866	39,070	292,527

Income (loss) before income taxes	¥47,673	¥8,926	¥27,800	¥(3,704)	¥80,695

Three months ended December 31, 2014
Non-interest revenue	¥127,344	¥21,900	¥134,693	¥97,061	¥380,998
Net interest revenue	1,444	1,539	44,250	(14,274)	32,959

Net revenue	128,788	23,439	178,943	82,787	413,957
Non-interest expenses	78,319	14,091	178,492	37,970	308,872

Income (loss) before income taxes	¥50,469	¥9,348	¥451	¥44,817	¥105,085

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31
	2013	2014
Net gain (loss) related to economic hedging transactions	¥10,856	¥15,463
Realized gain (loss) on investments in equity securities held for operating purposes	1,994	3,903
Equity in earnings of affiliates	22,398	29,675
Corporate items	(34,999)	(14,642)
Other(1)	(14,448)	15,506

Total	¥(14,199)	¥49,905

	Millions of yen
	Three months ended December 31
	2013	2014
Net gain (loss) related to economic hedging transactions	¥5,150	¥6,375
Realized gain (loss) on investments in equity securities held for operating purposes	1,306	758
Equity in earnings of affiliates	8,171	18,213
Corporate items	(13,954)	(3,160)
Other(1)	(4,377)	22,631

Total	¥(3,704)	¥44,817

(1)	Includes the impact of Nomura’s own creditworthiness.

The tables below present reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Nine months ended December 31
	2013	2014
Net revenue	¥1,148,732	¥1,152,539
Unrealized gain on investments in equity securities held for operating purposes	18,400	17,128

Consolidated net revenue	¥1,167,132	¥1,169,667

Non-interest expenses	¥894,086	¥927,864
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥894,086	¥927,864

Income before income taxes	¥254,646	¥224,675
Unrealized gain on investments in equity securities held for operating purposes	18,400	17,128

Consolidated income before income taxes	¥273,046	¥241,803

	Millions of yen
	Three months ended December 31
	2013	2014
Net revenue	¥373,222	¥413,957
Unrealized gain on investments in equity securities held for operating purposes	6,199	11,039

Consolidated net revenue	¥379,421	¥424,996

Non-interest expenses	¥292,527	¥308,872
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥292,527	¥308,872

Income before income taxes	¥80,695	¥105,085
Unrealized gain on investments in equity securities held for operating purposes	6,199	11,039

Consolidated income before income taxes	¥86,894	¥116,124

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Nine months ended December 31
	2013	2014
Net revenue(1):
Americas	¥173,834	¥162,302
Europe	180,210	143,451
Asia and Oceania	46,346	66,764

Subtotal	400,390	372,517
Japan	766,742	797,150

Consolidated	¥1,167,132	¥1,169,667

Income (loss) before income taxes:
Americas	¥(1,775)	¥(13,371)
Europe	(38,833)	(31,296)
Asia and Oceania	(20)	24,307

Subtotal	(40,628)	(20,360)
Japan	313,674	262,163

Consolidated	¥273,046	¥241,803

	Millions of yen
	Three months ended December 31
	2013	2014
Net revenue(1):
Americas	¥63,975	¥44,908
Europe	52,958	46,306
Asia and Oceania	14,736	26,646

Subtotal	131,669	117,860
Japan	247,752	307,136

Consolidated	¥379,421	¥424,996

Income (loss) before income taxes:
Americas	¥8,049	¥(12,674)
Europe	(14,783)	(10,443)
Asia and Oceania	(1,510)	16,150

Subtotal	(8,244)	(6,967)
Japan	95,138	123,091

Consolidated	¥86,894	¥116,124

(1) There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2014	December 31, 2014
Long-lived assets:
Americas	¥133,147	¥150,682
Europe	93,111	94,412
Asia and Oceania	16,163	16,136

Subtotal	242,421	261,230
Japan	281,780	291,196

Consolidated	¥524,201	¥552,426

17. Subsequent events:

The following event occurred between January 1, 2015 and the filing date (February 16, 2015) of this quarterly securities report.

On January 29, 2015, the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 40,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥30 billion and (c) the share buyback program will run from February 16, 2015 to March 27, 2015.

2. Other

On October 28, 2014, the Board of Directors resolved to pay the dividend based on the record date of September 30, 2014 to shareholders registered as of September 30, 2014.

a. Total dividend based on the record date of September 30, 2014	¥21,848 million
b. Dividend based on the record date of September 30, 2014 per share	¥6.0

[Translation]

Quarterly Review Report of Independent Auditor

February 16, 2015

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Hisashi Yuhara
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Financial Information section for the three-month and nine-month periods ended December 31, 2014 within the fiscal period from April 1, 2014 to March 31, 2015, which comprise the quarterly consolidated balance sheet, the quarterly consolidated statements of income, comprehensive income, changes in equity and cash flows, and the related notes, pursuant to the requirement of the rule specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements) pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express a conclusion on the quarterly consolidated financial statements based on our quarterly review. We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan.

A quarterly review of the quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A quarterly review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

We believe that we have obtained the evidence to provide a basis for our conclusion.

Auditor’s Conclusion

Based on our quarterly review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of December 31, 2014, and the consolidated results of their operations for the three-month and nine-month periods then ended and cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Quarterly Review Report of Independent Auditor and the Company maintains the original report.
*2.	The quarterly consolidated financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditor issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2014 within the fiscal period from April 1, 2014 to March 31, 2015. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the quarterly consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Koji Nagai, Group Chief Executive Officer, and Shigesuke Kashiwagi, Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2014 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Exhibit 3

Ratio of Earnings to Fixed Charges and Computation Thereof

The following table sets forth the ratio of earnings to fixed charges of NHI for the nine months ended December 31, 2014, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2014
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥211,826
Add: Fixed charges	250,917
Distributed income of equity investees	7,905

Earnings as defined	¥470,648

Fixed charges	¥250,917
Ratio of earnings to fixed charges(1)	1.9

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.